Smith

Smith International, Inc.

2001 Annual Report



Clear focus. Around the globe, oil and gas exploration and production companies seek new ways to improve productivity and drive growth. At Smith, we focus on providing value-added products and services to help customers achieve their goals — because their success drives our success. To expand our capabilities, we've made significant investments in new technology, executed a successful acquisition program and attracted some of the very best talent in the industry. In the process, we have delivered solid financial results to our stockholders while exercising sound business principles. This report highlights our accomplishments and outlines our strategies for continued growth.

Table of Contents

Our company. Smith International,Inc. is a leading worldwide supplier of products and services to the oil and gas exploration and production industry, the petrochemical industry and other industrial markets. Headquartered in Houston, Smith employs approximately 11,500 full-time personnel and operates through four business units — M-I, Smith Bits, Smith Services and Wilson. Our common stock is traded on the New York and Pacific stock exchanges under the symbol SII.

Record results. Higher activity levels and a broader product and service base contributed to Smith's financial performance. In 2001, our revenues increased 29 percent and net income more than doubled.

Years Ended December 31,	2001	2000	Percent Change 2000 / 2001	1999
(in thousands, except per share, employee and stockholder data)				
Summary Statement of Operations Data:				
Revenues	**$ 3,551,209**	$ 2,761,014	29%	$ 1,806,153
Income Before Interest and Taxes	**$ 371,510**	$ 199,026	87%	$ 149,532
Net Income	**$ 152,145**	$ 72,800	109%	$ 56,724
Common Shares Outstanding:				
Actual at Year-End	**49,402**	49,763	(1)%	48,930
Weighted Average — Diluted Basis	**50,224**	50,302	–	49,190
Earnings Per Share	**$ 3.03**	$ 1.45	109%	$ 1.15
Summary Balance Sheet Data:				
Current Assets	**$ 1,523,031**	$ 1,310,003	16%	$ 1,054,780
Total Assets	**2,735,828**	2,295,287	19%	1,894,575
Current Liabilities	**666,004**	642,804	4%	457,318
Total Debt	**687,535**	540,667	27%	397,431
Stockholders' Equity	**949,159**	817,481	16%	720,220
Other Data:				
Depreciation and Amortization	**$ 92,895**	$ 80,688	15%	$ 76,037
Capital Expenditures, Net	**$ 109,414**	$ 77,876	40%	$ 38,852
Number of Employees	**11,494**	9,892	16%	7,524
Stockholders of Record	**2,314**	2,450	(6)%	2,882

At Smith, we follow a simple strategy. We invest in people and technology to generate strong organic growth — that's our foundation. We build on this base by pursuing opportunities to invest the cash flow generated by our operations in acquisitions that strengthen our product offerings, our returns and our bottom line. More importantly, we strive to accomplish these objectives while maintaining a strict financial discipline and a conservative financial profile.

This strategy has helped Smith grow to become one of the world's leading oil service franchises. In 2001, our business accelerated to record levels. Our revenues increased 29 percent, our earnings more than doubled and our operating cash flow grew 65 percent. Today, Smith is in the strongest financial and competitive position in its history. Despite the current weakness in U.S. drilling activity, we're well positioned to continue our record of profitable growth.

Today, Smith is in the strongest financial and competitive position in its history. Despite the current weakness in U.S. drilling activity, we're well positioned to continue our record of profitable growth.

With the cyclical nature of our industry, we're constantly responding to changes in the marketplace. We write this letter at a time when Smith and others in the industry are being affected by lower energy demand associated with a global economic slowdown. Our businesses are clearly impacted by these factors, requiring us to continually evaluate and react to changes in customer spending levels. Although the near-term outlook is somewhat uncertain, we're confident that the fundamentals for our industry have never been better.

Smith's operations perform well across all business cycles due, in part, to our operating profile. Because our product and service portfolio is weighted heavily toward consumables, we see an immediate pick-up as drilling activity improves, which continues throughout the cycle. Moreover, the majority of our products and services are technology based and targeted toward more complex, less volatile drilling environments — such as the deepwater markets. When the U.S. rig count fell by nearly 30 percent in the fourth quarter, Smith's U.S.-base business declined only 7 percent, reflecting the relative stability of the premium product and service markets we serve.

Smith is also well positioned geographically, which affords us better downside protection in periods of declining activity levels. We have a broad geographic presence, with the majority of our oilfield revenues generated in markets outside the United States. Due to the long-term nature of most international drilling programs, these areas have historically proven to be less volatile than the North American marketplace. And finally, our asset base is predominately working capital related, giving us much more flexibility than capital-intensive businesses. In a downturn, we focus on liquidating inventories and receivables, generating significant cash flow to reinvest in our business at a time when acquisition opportunities can generally be obtained at lower multiples.

In 2001, Smith reported record results due, in part, to improved North American activity levels. Our total revenues increased 29 percent to $3.6 billion, with two-thirds of our year-over-year growth coming from our base operations. While higher natural gas-directed drilling in the United States contributed the majority of the improvement, we also achieved strong organic growth in the international markets — particularly in the North Sea, West Africa and Latin America.

Strategic acquisitions completed during the year, which served to broaden our product offerings and our geographic reach, influenced the revenue comparisons. However, excluding the impact of acquired and divested operations, our revenues grew 19 percent over fiscal year 2000 and outpaced the underlying market growth in all geographic regions.

Our revenue growth helped drive significant earnings and cash flow. In 2001, Smith's net income increased to $152.1 million, or $3.03 per diluted share — more than double our earnings in 2000 and 20 percent above our peak earnings in the last business cycle. Each of our business units achieved record profitability levels in 2001. And our operating cash flow, net of minority partners' interests, totaled $358.7 million, or $7.14 per share, significantly higher than the $4.31 per share reported in the prior year.

Higher profitability levels combined with limited capital investment drove a more than 50 percent increase in our return on capital — to 12.3 percent for the fiscal year. More importantly, our return on capital exceeded our cost of capital in each quarter of 2001. These results helped place Smith on the FORBES Platinum 400 List for the fourth straight year, ranking us among the best-performing companies in the energy sector.

During 2001, we further increased Smith's earnings power through a combination of internal product development and acquisitions. In 2001, we used cash flow generated by our operations to fund 15 acquisitions — all for cash. These strategic acquisitions have expanded our product lines, increased our scale in key market segments, strengthened our geographic presence and improved our technical capabilities. Our purchase of Madison's oilfield and industrial screen operations, for example, has added advanced separation technologies to our product portfolio to better position Smith in the high-growth, solids-control market.

We look for acquisition opportunities at attractive valuations, which means the majority of our transactions have been completed in down markets. We focus on businesses that we know well and on capabilities that add value for



Revenues
(in billions)
$1.8
$2.8
$3.6
99
00
2001



Earnings
Per Share
(in dollars)
$0.24*
$1.45
$3.03
99
00
2001



Debt-to-Total
Capitalization
(percent)
28%
31%
32%
99
00
2001



Cash Flow
Per Share**
(in dollars)
$2.52*
$4.31
$7.14
99
00
2001

*Excludes impact of non-recurring items recorded in 1999.
**Cash flow per share consists of earnings before interest, taxes, depreciation and amortization earned by the company after reduction for minority interests.

our customers. Generally we look for acquisition opportunities that are natural extensions of our established product groups. This enables us to provide customers with an expanded product offering and, in most cases, results in significant consolidation savings as we leverage off our existing infrastructure.

We also have enhanced our growth potential by funding significant internal research initiatives. During the past year, for example, we successfully launched our new, cellular diamond drill bit technology in the North Sea, the Middle East, the United States and Latin America. This high-performance technology, which is heavily patented by Smith, is one reason we hold more world records in drill bit performance than any of our competitors. Innovative solutions such as this help us achieve a premium product position, an important part of Smith's strategy.

At Smith, added profitability at the expense of sound business principles is not a consideration; in fact, we don't even consider it an option.

From an operational and financial standpoint, we've successfully positioned Smith for the future. Our 2002 results will be shaped, in part, by the timing and degree of a recovery in the global economy. Even so, if 2002 proves to be the down year in the current cycle, we believe our earnings have the potential to surpass the peak level of profitability achieved in the last cycle.

We're encouraged by a number of factors. First, our businesses are well positioned for growth as global energy demand and, ultimately, drilling activity improve. In our distribution segment, we achieved solid growth in 2001 despite deterioration in the U.S. downstream and industrial market, which impacted our Wilson supply-chain operations. We're already seeing increased activity in the industrial sector that should improve further as the U.S. economy begins to recover. And from a fundamental standpoint, rapid depletion rates for natural gas drilling in the Gulf of Mexico have already resulted in significant production declines — which we believe creates a foundation for a much more positive long-term industry outlook.

Smith is also well situated from a financial perspective. Our cash flow has allowed us to fund internal growth and acquisitions without a significant increase in debt levels. At the end of the year, our debt-to-total capitalization stood at 32 percent, which is among the lowest in our industry group. Last year, we repurchased a half million of our shares at an average price of under $40 per share. We have authorization under our share buyback program to purchase an additional 4.5 million shares and will continue to evaluate share repurchases in light of returns that can be generated on competing capital investments, namely acquisitions. We'll pursue opportunities that provide the highest return to our stockholders, while maintaining leverage within our target range.

More important, during a time when there is increased scrutiny over corporate accounting practices, we're committed to providing full and complete disclosure to our stockholders. Smith has no special purpose entities, and while in certain parts of the world we're required to operate through minority ownership positions, consolidating these operations would not result in any appreciable increase in our leverage ratios. Other than our stock option program, which is clearly detailed in the accompanying financial statements, we have no contractual arrangements in place that could result in the issuance of additional shares at a future date. At Smith, added profitability at the expense of sound business principles is not a consideration; in fact, we don't even consider it an option.

This is a great time to be a part of the Smith International team. Our product sets and our customer relationships have never been better. Our financial discipline continues to provide the resources we need to invest and grow. And most important, the people of Smith continue to provide exceptional levels of skill, energy and innovation. We encourage you to learn more about our operations on the pages that follow.

To all the people who make Smith International successful — customers, suppliers, employees and stockholders — we extend our thanks. We hope you share our excitement about our company's prospects, and we appreciate your continued support.

Doug Rock
Chairman of the Board and
Chief Executive Officer

Loren K. Carroll
Executive Vice President

Margaret K. Dorman
Senior Vice President,
Chief Financial Officer and
Treasurer



Left to right: Doug Rock, Loren K. Carroll and Margaret K. Dorman

Business overview

Smith's four business units provide a wide range of products, services and supply-chain management solutions to customers around the globe.

2001 Business Unit Revenue Distribution
(percentage of total revenues by business unit)

M-I

M-I Fluids — Products and engineering services for drilling, reservoir drill-in and workover fluid systems. Other operations include M-I Air Drilling, M-I Minerals and Chemicals and Federal Wholesale and Industrial Products.

M-I SWACO® — Complete line of advanced equipment and services for solids control, separation, pressure control, rig instrumentation and waste management. Offers extensive line of screening products for oilfield as well as industrial applications.



46%

Smith Bits

Smith Tool® — Milled tooth and tungsten carbide insert (TCI) rock bits for the petroleum industry.

GeoDiamond® — Polycrystalline diamond compact (PDC) bits and impregnated and natural diamond bits.



11%

Smith Services

Drilling Systems — Hydraulic drilling jars and impact enhancement tools, drilling optimization systems, hole enlargement services, reaming systems, drilling tubulars, downhole tools, rotating drilling heads, inspection and machine shop services.

Remedial Systems — Cased and open hole fishing services, well abandonment packages, pipe recovery, thru-tubing tools and services, wellbore departure systems, multilateral systems and milling services.

Completion Systems — Pocket slip liner hanger systems, conventional liner hangers, completion and production packers, top drive cementing manifolds and accessory completion equipment.



11%

Wilson

Branch Operations — Pipe, valve, tool, safety and other maintenance products for energy and industrial markets. Provider of supply-chain management solutions, including inventory planning and management, procurement services, vendor management and eBusiness integration.

Line Pipe Operations — Broad product range of carbon steel line pipe and standard pipe products.

Wilson®Valve Specialties — Assembly and automation of actuated valve products.

ALS and Dura Manufacturing — Artificial lift and downhole pump products and services.



32%

2001 Geographic Revenue Distribution
(percentage of total revenues by region)



United States–52%
Europe/Africa–18%
Canada–11%
Latin America–11%
Middle East–5%
Far East–3%



Strategic acquisitions

Smith creates value through a disciplined acquisition program that expands our technology base and broadens our product and market coverage.

The United Engineering Services acquisition, completed in 2001, expanded Smith Services' global capabilities. Above, Robert Chadwick (left) and Abdulla Hamed (right), pictured at the UES facility in Oman, prepare a MX Select™ Multilateral system for an upcoming job.



We acquire operations that make positive contributions to earnings, cash flow and returns on an immediate basis.

Expanded capabilities. There's a lot that goes into a successful acquisition. At Smith, we work hard to evaluate a business's true potential — and how that potential can be expanded by combining it with our existing operations. In 2001, Smith completed 15 acquisitions that have added new technology, broadened our product and geographic coverage and, ultimately, increased the earnings power of the company. During the past year, our M-I SWACO division strengthened its environmental capabilities by acquiring Madison Filter's screening operations, which produce products that are critical in the high-growth, solids-control market. M-I also acquired The SulfaTreat Company, which manufactures proprietary products that are used to remove hydrogen sulfide during the natural gas production process. Other acquisitions have helped us increase penetration in key markets. For example, the addition of BW Mud, based in Scotland, strengthened our position in the North Sea, and our purchase of Star Tool Company has enabled us to better serve the U.S. Permian Basin market. In our distribution segment, we acquired the U.S. assets of Van Leeuwen Pipe and Tube, which broadened Wilson's service capabilities, enabling us to offer a wider range of procurement, distribution and inventory management services.

Increased opportunities. During 2001, our Smith Services unit strengthened its global reach with the purchase of a majority interest in United Engineering Services, or UES. The UES operations are headquartered in Oman and provide production, drilling, fishing, milling and multilateral services to the oil and gas industry. Moreover, the UES transaction better positions us to provide additional products and services in this growing marketplace. Successful acquisitions, such as UES, broaden our ability to serve customers and strengthen our growth potential.



Technology-based focus

Smith provides value-added solutions that reduce the overall cost of finding and developing energy reserves.

Smith is a leader in innovation. Our focus on technology creates significant value for customers and stockholders.

A competitive edge. At Smith, we use technology to develop products and services that reduce costs, solve problems and speed access to reserves in complex drilling environments. Across each of our operations, our technology focus has created significant value for our customers. M-I has recently introduced a new water-base fluid that improves drilling performance while reducing the potential impact on our environment. Wilson has transformed its traditional distribution business with the use of technology, which creates supply-chain efficiencies for ourselves as well as our customers. And, our Smith Services unit has developed a new multilateral junction system that provides significant savings for operators. This technology allows operators to develop reserves more efficiently by drilling additional wells from an existing wellbore.

Improved drill bit performance. Our technology commitment in Smith Bits has helped us provide our customers with leading-edge solutions. In 2001, for example, we introduced a new line of three-cone drill bits featuring cellular diamond inserts. Instead of using one continuous diamond surface, cellular inserts contain thousands of repeating diamond cells surrounded by tungsten carbide-cobalt borders. This patented technology minimizes the potential diamond surface area lost to cracking and breaking during the drilling process, which results in improved drill bit performance. Because of innovations such as this, in the 2001 HART'S E&P survey, Smith held 59 percent of the cumulative world drilling records, more than four times our closest competitor. We've held this distinction every year since 1999 due, in part, to our continual focus on technology.



Newly introduced three-cone bits (opposite) drill longer and faster due to the increased impact and chip resistance of cellular diamond inserts.

The composite cell structure of cellular diamond inserts (left) limits surface chipping and cracking tendencies.



World-class people

In every aspect of Smith's business, outstanding individuals define our success.

Great people drive growth. Every day in markets around the world, Smith benefits from the efforts of dedicated, innovative individuals.

Investing in people. Customers choose Smith for a variety of reasons, including high-quality products, cutting-edge technology and the ability to respond in demanding geographic markets. Our people are critical to each of these factors. They define our customer relationships and determine how well our products perform. In every function — from sales to manufacturing, distribution and research — we're fortunate to have some of the very best people available. We provide individuals with the necessary tools and training to meet our customers' needs and, just as importantly, help them achieve their personal objectives. We also foster an environment that encourages and rewards personal initiative. This approach generates strong employee teams with a diverse mix of skills and backgrounds, who are focused on delivering value to our customers.



Broad expertise. Sustained growth in our industry requires many things, including a technology-based focus and the ability to support customers in all of the regions of the world where energy reserves are developed. Our people are strong in technology — recognized leaders in the fields of chemistry, logistics, materials and mechanics. Additionally, we're located in every energy-producing area of the world and understand the specific challenges our customers face in those markets. Our expertise in markets outside the United States has continually strengthened due, in part, to the quality of individuals who have joined Smith through acquisitions. These people have helped bring a broader perspective to our organization, applying specialized expertise gained while working in specific product areas and geographic regions to the rest of Smith's customer base. Ultimately, we believe acquisitions are an important source of human capital, as evidenced by the fact that many people who have joined our company through acquisitions currently hold critical management positions.

Left to right: Dr. Kesh Keshavan, Smith Bits Advanced Materials Group Vice President and General Manager; Michael Leys, Smith Services Senior Vice President; Dr. Monica Norman, M-I Vice President Technology; and Randy Thomas, Wilson Regional Manager Eastern U.S.



Global market leadership

Smith's investment in people, technology and infrastructure has driven our exceptional growth.

Smith has significant exposure to the growing international markets. In 2001, approximately 60 percent of our oilfield segment revenues were generated in areas outside the United States.

Global markets, global experience. Energy production in the 21st century is clearly a global industry — carried out in some of the most remote regions of the world and under some of the most challenging conditions. Success in these markets requires a strong mix of people and products. It also requires solid local experience — because each of the world's energy-producing regions presents unique drilling requirements and operating challenges. That's why, at Smith, we focus on developing solutions and products which are targeted toward the needs in specific drilling applications and geographic regions. We have, for example, recently introduced a new line of SHAMAL™ drill bits designed for the deep gas formations in the Middle East market, providing operators with significant performance improvements. Our ability to provide products and services that address operators' needs in the more technically-challenging drilling environments, such as the offshore market, has also contributed to our growth.

Deepwater leadership. Due to the complex operating challenges of the deepwater market, we have dedicated a substantial amount of our research and engineering efforts in this area. Our M-I operations have developed products and systems for deepwater applications, including our industry-leading NOVAPLUS™ synthetic-base and ULTRADRIL™ water-base high-performance drilling fluid systems. Moreover, our exclusive C-Port facilities provide deepwater operators in the U.S. Gulf of Mexico one-stop shopping for drilling and reservoir drill-in fluids. It is also home to our recently constructed ENVIROCENTER,™ the Gulf Coast's only facility dedicated to complete waste management capabilities, including waste reduction, fluid and water recycling, and fluid and waste reuse. Our focus on the needs of operators in the deepwater area has resulted in significant growth — with M-I today having more than half of the global deepwater drilling fluids market.



Geoff Young, a Senior Mud Engineer on the Hibernia platform off the coast of Newfoundland, provides critical monitoring of the overall fluid program.


WILSON

Creating customer value

In an ever-changing industry, successful companies look for new ways to serve customers.

James Hershey (left) and Robert Grays (right) review inventory replenishment needs at a customer site.



At Smith, we work closely with customers to understand their needs. We strive to create efficiencies that generate improved financial returns.

Breaking new ground. Operators continually look for new ways to drill, develop and produce oil and gas assets more rapidly — reducing costs and improving returns. Our role is to help them achieve these objectives by offering products and services that improve performance and efficiency levels. Wilson, our supply-chain solutions operation, is a leader in responding to customers' changing needs. Wilson's customers have multiple requirements — the right product, in the right location, at the time required, with the lowest total cost of ownership. Ensuring customer requirements are met takes skilled people, an extensive infrastructure and the intelligent use of information technology. In North America, Wilson has 2,400 people operating in more than 200 inventory stocking locations. Moreover, 230 of our people work at customer locations — reducing inventory levels, streamlining processes and leveraging the customer's total cost of product ownership. In all these ways, Wilson has successfully transformed its role from product supplier to a full partner providing supply-chain solutions.

Advanced systems, added efficiency. In the last three years, Wilson has implemented new information systems that have improved demand forecasting, increased productivity in the central warehouse, rationalized catalog data and simplified catalog management. Our distribution operations are also fully eBusiness enabled, allowing customers to complete transactions electronically, system to system, or via the iwilson.com website. Currently, Wilson is in the process of implementing "Project WOLF," a new order entry system that will be completed in the last half of 2002. This initiative will replace several order entry systems currently in use, providing Wilson with a fully integrated platform utilizing the latest supply-chain applications. With effective tools, our people are able to create efficiencies that lower the cost of the supply chain, delivering significant value to our customers.

Board of Directors
Left to right: G. Clyde Buck, Wallace S. Wilson, Doug Rock, Loren K. Carroll, Benjamin F. Bailar, Jerry W. Neely and James R. Gibbs.

Executive Officers
Below, left to right: Roger A. Brown, Neal S. Sutton, Doug Rock, Richard A. Werner, Margaret K. Dorman, Loren K. Carroll and John J. Kennedy.



Board of Directors and Executive Officers



Our board and executive management team comprise individuals with extensive industry experience and a proven record of creating shareholder value.





Financial strength, consistent performance

At Smith, our disciplined financial strategies provide a solid base for sustained growth. We benefit from a conservative balance sheet, strong cash flow and a continual focus on generating higher returns on capital.

Financial Information

Selected Financial Data

For the Years Ended December 31,	2001	2000	1999[a]	1998[b]	1997
(In thousands, except per share data)					
Statement of Operations Data:					
Revenues	**$3,551,209**	$2,761,014	$1,806,153	$2,118,715	$2,167,952
Gross profit	**1,045,804**	745,169	467,940	629,059	652,599
Income before interest and taxes	**371,510**	199,026	149,532	125,309	248,946
Net income	**152,145**	72,800	56,724	34,069	121,329
Earnings per share – diluted basis	**3.03**	1.45	1.15	0.70	2.52
Balance Sheet Data:					
Total assets	**$2,735,828**	$2,295,287	$1,894,575	$1,758,988	$1,672,499
Long-term debt	**538,842**	374,716	346,647	368,823	371,579
Total stockholders' equity	**949,159**	817,481	720,220	634,034	572,045

In April 1998, the Company acquired Wilson Industries, Inc. in a transaction accounted for as a pooling-of-interests. Accordingly, the financial information gives effect to the acquisition for all periods presented. The Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report should be read in order to understand factors such as business combinations completed during 2001, 2000 and 1999, and unusual items which may affect the comparability of the information shown above.

[a] *In July 1999, the Company completed a transaction with Schlumberger Limited related to the combination of certain M-I and Dowell drilling fluid operations under a joint venture arrangement. Schlumberger contributed its non-U.S. drilling fluid operations and paid cash consideration of $280.0 million to the Company in exchange for a 40 percent minority ownership interest in the combined operations. The Company recognized a non-recurring gain of $81.4 million in connection with this transaction.*

[b] *In 1998, the Company recognized $82.5 million of charges related to restructuring efforts and costs associated with the acquisition and integration of Wilson Industries, Inc.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" is provided to assist readers in understanding the Company's financial performance during the periods presented and significant trends which may impact the future performance of the Company. This discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto included elsewhere in this Annual Report.

The Company manufactures and markets premium products and services to the oil and gas exploration and production and petrochemical industries and other industrial markets. The Company's worldwide operations are largely driven by the level of exploration and production activity in major energy-producing areas and the depth and drilling conditions of these projects. Drilling activity levels are primarily influenced by energy prices but may also be affected by expectations related to the worldwide supply of and demand for oil and natural gas, finding and development costs, decline and depletion rates, political actions and uncertainties, environmental concerns, capital expenditure plans of exploration and production companies and the overall level of global economic growth and activity.

The Company's 2002 results will be influenced by the anticipated 15 percent to 20 percent reduction in average worldwide activity levels during 2002 associated with the global economic slowdown. However, the effect of the decline in drilling activity is expected to be partially offset by the impact of acquisitions completed in the fourth quarter of 2001. The majority of the year-over-year reduction in drilling activity is expected to be reported in the United States. The U.S. rig count is currently 36 percent below the average level reported in 2001 due principally to the decline in land-based drilling programs, which are generally more sensitive to energy prices. Drilling activity in many international markets, which is driven primarily by oil-directed spending, has not been significantly impacted to date. Although the long-term outlook for exploration and production activity is favorable based upon expected growth in worldwide energy consumption, delays in a global economic recovery could further impact activity levels on a short-term basis. Additional declines in activity levels could result in lower demand for the Company's products and services, and adversely impact future results.

Management also believes the increasing complexity of drilling programs has resulted in a shift in exploration and production spending toward value-added, technology-based products, which reduce operators' overall drilling costs. The Company continues to focus on investing in the development of technology-based products that considerably improve the drilling process through increased efficiency and rates of penetration and reduced formation damage. Management believes the overall savings realized by the use of the Company's premium products, such as polycrystalline diamond drill bits, diamond-enhanced three-cone drill bits and synthetic drilling fluids, compensate for the higher costs of these products over their non-premium counterparts.

Forward-Looking Statements

This discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning, among other things, the Company's outlook, financial projections and business strategies, all of which are subject to risks, uncertainties and assumptions. These forward-looking statements are identified by their use of terms such as "expect," "anticipate," "estimate," "project," "believe" and similar terms. The statements are based on certain assumptions and analyses made by the Company that it believes are appropriate under the circumstances. Such statements are subject to general economic and business conditions, industry conditions, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary.

Results of Operations

Segment Discussion

The Company markets its products and services throughout the world through four business units which are aggregated into two reportable segments. The Oilfield Products and Services segment consists of three business units: M-I, Smith Bits and Smith Services. The Distribution segment includes the Wilson business unit. The revenue discussion below has been summarized by business unit in order to provide additional information in analyzing the Company's operations.

For the Years Ended December 31,	2001		2000		1999	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Revenues:						
M-I	$ 1,627,600	46	$ 1,236,999	45	$ 842,214	47
Smith Bits	398,204	11	328,192	12	240,109	13
Smith Services	398,327	11	289,935	10	227,216	13
Oilfield Products and Services	2,424,131	68	1,855,126	67	1,309,539	73
Wilson	1,127,078	32	905,888	33	496,614	27
Total	$ 3,551,209	100	$ 2,761,014	100	$ 1,806,153	100
Revenues by Area:						
United States	$ 1,829,378	52	$ 1,349,812	49	$ 834,783	46
Canada	400,124	11	380,316	14	204,956	11
Non-North America	1,321,707	37	1,030,886	37	766,414	43
Total	$ 3,551,209	100	$ 2,761,014	100	$ 1,806,153	100
Income Before Interest and Taxes:						
Oilfield Products and Services	$ 354,614	15	$ 188,017	10	$ 70,630	5
Distribution	22,893	2	16,655	2	178	–
General Corporate	(5,997)	*	(5,646)	*	(5,275)	*
Non-Recurring Items	–	–	–	–	83,999	*
Total	$ 371,510	10	$ 199,026	7	$ 149,532	8

	2001	2000	1999
M-I Average Worldwide Rig Count:			
United States	1,307	1,071	726
Canada	330	323	224
Non-North America	1,040	935	848
Total	2,677	2,329	1,798

* *not meaningful*

Oilfield Products and Services Segment

Revenues

M-I provides drilling and completion fluid systems, engineering and technical services to the oil and gas industry through its M-I Fluids division. M-I's SWACO division manufactures and markets equipment and services for solids control, separation, pressure control, rig instrumentation and waste management. M-I reported revenues in 2001 of $1.6 billion, an increase of $390.6 million, or 32 percent, from 2000. The revenue growth is attributable to a 15 percent increase in worldwide drilling activity and, to a lesser extent, acquisitions and improved pricing. After excluding the effect of acquired operations, M-I's 2001 revenues were 22 percent above the prior year level with revenue growth reported in all geographic regions. The majority of the base-business revenue expansion was reported in the United States and Europe/Africa due to higher demand for fluid products and fluid processing services. M-I's revenues in 2000 were $394.8 million, or 47 percent, above 1999 levels evidencing the higher level of worldwide drilling activity. Approximately two-thirds of the revenue improvement over 1999 was reported in the United States and Europe/Africa, which was favorably impacted by increased customer spending in the offshore markets. The revenue increase also related to inclusion of a full year of the Dowell drilling fluid operations, which were acquired in connection with the formation of the drilling fluids joint venture in July 1999. Excluding the impact of acquisitions, revenues in 2000 increased 41 percent over 1999 revenue levels.

Smith Bits manufactures and sells three-cone and diamond drill bits primarily for use in the oil and gas industry. Prior to the transfer of its mining bit operations into the unconsolidated Sandvik Smith AB joint venture in October 2001, Smith Bits also sold drill bits used in the mining and construction industry. Smith Bits' revenues totaled $398.2 million in 2001, which is $70.0 million, or 21 percent, above the 2000 level. Excluding mining bit sales, revenues rose 25 percent from the prior year. The majority of the base revenue growth was driven by the higher drilling activity levels in the United States and Europe/Africa. The revenue increase from 2000, on a percentage basis, exceeded the increase in average M-I rig count in all geographic areas due principally to improvements in pricing and market penetration. For the year ended December 31, 2000, revenues were $88.1 million, or 37 percent, above 1999 levels. On a combined basis, sales of three-cone and diamond bits grew 40 percent over the prior year levels, in excess of the 30 percent improvement in worldwide drilling activity, benefiting from increased market penetration and the impact of price increases implemented throughout the year. Revenue increases were reported in all geographic regions, with the majority of the growth concentrated in North America where demand for drill bits was favorably impacted by higher natural gas and crude oil prices.

Smith Services manufactures and markets products and services used in the oil and gas industry for drilling, workover, well completion and well re-entry. Smith Services' revenues rose $108.4 million, or 37 percent, from 2000 to $398.3 million in 2001. The impact of acquisitions completed in the second half of 2001 essentially offset the effect of the divestiture of the directional operations in January 2001. The significant organic revenue growth is attributable to higher worldwide activity levels and new contract awards. Smith Services' base revenues increased over 2000 levels in all geographic regions, with approximately two-thirds of the improvement reported in the United States. On a product basis, over 60 percent of the revenue improvement was attributable to increased demand for drilling-related products and services, including drill pipe, tubulars and inspection services. Smith Services' revenues for 2000 increased $62.7 million, or 28 percent, over the amounts reported in 1999. Over three-quarters of the revenue improvement was experienced in the United States and resulted from increased drilling and remedial activity in the U.S. Gulf Coast area. On a product basis, increased sales of tubular goods and improved demand for directional drilling services accounted for the largest dollar and percentage increases period-to-period.

Income before Interest and Taxes

Income before interest and taxes for the Oilfield Products and Services segment was $354.6 million, an increase of $166.6 million, or 89 percent, from 2000. As a percentage of revenue, income before interest and taxes was 14.6 percent in 2001, an increase of 450 basis points over 2000. Approximately three-quarters of the year-over-year expansion in operating margins was attributable to improved gross profit margins, reflecting improved pricing and the leverage of higher volumes on the Company's manufacturing and service infrastructure. Operating expenses, as a percentage of revenues, also declined from 2000 and accounted for the remainder of the expansion on a margin basis. For the year ended December 31, 2000, income before interest and taxes for the Oilfield Products and Services segment increased $117.4 million from 1999. For 2000, income before interest and taxes was ten percent of revenues versus five percent in the prior year period. The improvement in operating margins was equally split between increased gross profit margins and lower operating expenses as a percentage of revenues. The gross profit margins were impacted by higher sales and production volumes and, to a lesser extent, price increases implemented during 2000.

Distribution Segment

Revenues

Wilson markets pipe, valves, fittings, mill, safety and other maintenance products to energy and industrial markets, primarily through an extensive network of supply branches in the United States and Canada. Wilson's revenues totaled $1.1 billion in 2001, an increase of $221.2 million, or 24 percent, from 2000. The Van Leeuwen operations, acquired in early 2001, contributed approximately two-thirds of the revenue growth year-over-year. The majority of the eight percent increase in base-business revenues was reported in the U.S. energy branch operations, which benefited from higher customer spending on exploration and production programs and line pipe projects. For the year ended December 31, 2000, Wilson's revenues increased $409.3 million, or 82 percent, from 1999 due to a combination of internal growth and the impact of acquisitions. Excluding the impact of acquired operations, revenues grew 24 percent over the prior year period as the increase in U.S. exploration and production activity had a favorable impact on energy sector revenues.

Income before Interest and Taxes

Wilson's income before interest and taxes of $22.9 million was $6.2 million, or 37 percent, above the level reported in 2000. Income before interest and taxes approximated 2.0 percent of revenue in 2001, slightly above the 2000 level due to the impact of the revenue growth on coverage of sales and administrative support expenses. Gross profit margins were consistent with the prior year with an improvement in gross margins in the U.S. energy branches offset by the effect of a higher proportion of industrial and downstream revenues, which traditionally generate lower gross profit margins. For the year ended December 31, 2000, Wilson's income before interest and taxes increased $16.5 million from the previous year. As a percentage of revenue, income before interest and taxes increased to 1.8 percent in 2000 from a breakeven level in 1999. Higher revenues and a favorable shift in product mix accounted for the majority of this improvement.

Results of Operations

For the periods indicated, the following table summarizes the results of operations of the Company and presents these results as a percentage of total revenues:

For the Years Ended December 31,	2001		2000		1999	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Revenues	$ 3,551,209	100	$ 2,761,014	100	$ 1,806,153	100
Gross profit	1,045,804	29	745,169	27	467,940	26
Operating expenses	674,294	19	546,143	20	402,407	22
Non-recurring items	–	–	–	–	(83,999)	(4)
Income before interest and taxes	371,510	10	199,026	7	149,532	8
Interest expense, net	42,464	1	34,895	1	38,773	2
Income before income taxes and minority interests	329,046	9	164,131	6	110,759	6
Income tax provision	106,397	3	54,998	2	47,865	3
Income before minority interests	222,649	6	109,133	4	62,894	3
Minority interests	70,504	2	36,333	1	6,170	–
Net income	$ 152,145	4	$ 72,800	3	$ 56,724	3

2001 versus 2000

Total revenues for 2001 increased $790.2 million, or 29 percent, above the prior year, with higher revenue reported across all operating units and geographic regions. Two-thirds of the improvement was generated by the Company's base operations. The Company reported organic revenue growth of 19 percent from 2000, comparing favorably to the 15 percent increase in average worldwide drilling activity. The majority of the consolidated base revenue growth was reported in the United States and Europe/Africa. The period-to-period increase in revenues was also attributable to acquired operations and, to a lesser extent, the impact of improved pricing and market penetration experienced in the Company's oilfield operations.

Gross profit increased $300.6 million, or 40 percent, from 2000 due primarily to the higher reported revenue levels. Gross profit margins rose over two percentage points to 29 percent of revenues in 2001, reflecting the impact of price increases and higher sales volumes on fixed cost coverage in the Oilfield Products and Services segment. A higher proportion of oilfield revenues in 2001, which generally generate higher gross profit margins than the distribution business, also favorably affected the overall percentage.

Operating expenses, consisting of selling, general and administrative expenses, increased $128.2 million, or 24 percent, from the amount reported in 2000. The majority of the overall increase in operating expenses is attributable to the expansion in base business volumes, which contributed to a 16 percent increase in average personnel levels over 2000. Incremental operating expenses associated with acquired operations contributed to the higher expense levels, to a lesser extent, accounting for approximately 40 percent of the variance from the prior year. Operating expenses as a percentage of revenues declined almost one percentage point from 2000, reflecting higher fixed cost coverage related to the overall sales and administrative functions in both of the Company's operating segments.

Net interest expense, which represents interest expense less interest income, increased $7.6 million from 2000. Average debt levels rose $158.9 million year-over-year, reflecting borrowings necessary to finance 15 acquisitions in 2001. The Company's average borrowing rate declined approximately 70 basis points in 2001, partially offsetting the impact of the increase in average debt levels on the interest expense variance.

The effective tax rate for 2001 approximated 32 percent, which is below both the 34 percent effective rate reported in the prior year and the U.S. statutory rate. The effective tax rate in 2001 is below the U.S. statutory rate due to the impact of M-I's U.S. partnership earnings for which the minority partner is directly responsible for its related income taxes. The Company properly consolidates the pre-tax income related to the minority partner's share of U.S. partnership earnings but excludes the related tax provision. The effective tax rate in 2001 declined from the prior year, primarily due to a favorable shift in the geographic mix of pre-tax income toward lower rate jurisdictions.

Minority interests reflect the portion of the results of majority-owned operations which are applicable to the minority interest partners. Minority interests in 2001 was $70.5 million, an increase of $34.2 million from 2000 reflecting primarily the improvement in profitability of the M-I joint venture.

2000 Versus 1999

Total revenues for 2000 increased $954.8 million, or 53 percent, above the prior year as higher demand for oil and gas and, corresponding, higher commodity prices contributed to a 30 percent increase in worldwide drilling activity. The year-over-year improvement was also attributable to incremental revenues from acquired distribution operations and, to a lesser extent, the impact of price increases implemented throughout the year. Excluding the effect of acquired and divested operations, revenues grew 35 percent above the prior year levels with improvement reported across all operating units and geographic areas. Approximately two-thirds of the base business growth was generated in North America, resulting from a 46 percent improvement in the average number of rigs drilling for oil and natural gas.

Gross profit increased $277.2 million, or 59 percent, from the 1999 fiscal year. Period-to-period, gross profit margins improved one percentage point reflecting the impact of higher sales volumes on fixed cost coverage, increased absorption in the Company's manufacturing operations and price increases implemented during the year. Gross profit margins increased in both the oilfield and the distribution segments; however, the higher proportion of distribution revenues, which traditionally generate lower profit margins than the oilfield businesses, impacted the overall percentage.

Operating expenses, consisting of selling, general and administrative expenses, increased $143.7 million from the amount reported in 1999. The majority of the increase in operating expenses resulted from incremental costs of the acquired operations and the impact of higher profitability levels, which resulted in increased profit sharing and incentive accruals. Increased operating expenses associated with higher volumes, primarily personnel additions and other variable costs, also contributed to the period-to-period increase. Operating expenses as a percentage of revenues declined two percentage points from the prior year reflecting higher fixed cost coverage related to the overall sales and administrative functions.

Net interest expense, which represents interest expense less interest income, decreased $3.9 million from the prior year. In 1999, the Company utilized proceeds from the sale of an interest in M-I to repay outstanding indebtedness, resulting in the reported decline. The reduction was partially offset by increased borrowings in 2000 to finance acquisitions and general working capital needs, which increased as a result of the revenue growth experienced by the Company.

The effective tax rate for 2000 approximated 34 percent, which was a decrease from the 43 percent effective rate reported in 1999 and lower than the U.S. statutory rate. The effective tax rate in 2000 was below the U.S. statutory rate due to the impact of M-I's U.S. partnership earnings for which the minority partner is directly responsible for its related income taxes. The effective tax rate was below the prior year rate due primarily to the impact in 1999 of non-deductible costs associated with the sale of a minority ownership interest in M-I.

Minority interests reflect the portion of the results of majority-owned operations which are applicable to the minority interest partners. Minority interests increased $30.2 million from the prior year due to the higher profitability level of the M-I operations and, to a lesser extent, the period of time the operations were owned jointly with a minority partner.

Liquidity and Capital Resources

General

At December 31, 2001, cash and cash equivalents equaled $44.7 million. During 2001, the Company's operations generated $205.8 million of cash flows, which is $148.1 million above the amount reported in 2000. The improvement is related to the significant increase in profitability levels experienced by the Company and, to a lesser extent, lower investment in working capital, particularly accounts receivable.

In 2001, cash flows used in investing activities totaled $359.6 million, primarily attributable to amounts required to fund acquisitions as well as the Company's capital expenditure needs. During 2001, the Company invested $109.4 million in property, plant and equipment, net of cash proceeds arising from certain asset disposals. Projected net capital expenditures for 2002 are expected to decline to approximately $75.0 million, as reduced drilling activity is expected to impact the level of investment in manufacturing and rental tool equipment. Capital spending in 2002 is expected to primarily consist of spending for routine additions of property and equipment to support the Company's operations and maintenance of the Company's capital equipment base. Additionally, the Company completed 15 acquisitions during 2001 in exchange for cash consideration of $248.1 million. Management continues to evaluate opportunities to acquire products or businesses complementary to the Company's operations. These acquisitions, if they arise, may involve the use of cash or, depending upon the size and terms of the acquisition, may require debt or equity financing.

Cash flows required to fund investing activities exceeded cash flows from operations, resulting in incremental borrowings of $122.6 million under new credit facilities. The incremental cash requirements of the Company were funded with proceeds from a $250.0 million public debt offering and a $75.0 million floating rate note offering. Proceeds from the offerings were also used to reduce short-term borrowings as well as amounts outstanding under revolving credit agreements.

The Company's primary internal source of liquidity is cash flow generated from operations. Cash flow generated by operations is primarily influenced by the level of worldwide drilling activity, which affects profitability levels and working capital requirements. Capacity under revolving credit agreements is also available, if necessary, to fund operating or investing activities. The Company has various revolving credit facilities in the United States. As of December 31, 2001, the Company had $118.3 million of funds available under these facilities for future operating or investing needs. In the first half of 2002, the Company expects to renegotiate the U.S. revolving credit facilities, which expire in December 2002. The Company also has revolving credit facilities in place outside the United States, which are generally used to finance local operating needs. At year-end, the Company had available borrowing capacity of $38.1 million under the non-U.S. borrowing facilities.

The Company's external sources of liquidity include debt and equity financing in the public capital markets, if needed. The Company carries an investment-grade credit rating with recognized rating agencies, generally providing the Company with access to debt markets. The Company's overall borrowing capacity is, in part, dependent on maintaining compliance with financial covenants under the various credit agreements. As of year-end, the Company was well within the covenant compliance thresholds under its various loan indentures, as amended, providing the ability to access available borrowing capacity. Management believes funds generated by operations, amounts available under existing credit facilities and external sources of liquidity will be sufficient to finance capital expenditures and working capital needs of the existing operations for the foreseeable future.

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities, and the consolidation of the Company's minority ownership positions would not result in an increase in reported leverage ratios. The Company has no contractual arrangements in place that could result in the issuance of additional shares of the Company's common stock at a future date other than the Company's stock option program, which is discussed in Note 10, "Employee Stock Options."

The Company believes that it has sufficient existing manufacturing capacity to meet current demand for its products and services. Additionally, inflation has not had a material effect on the Company in recent years and is expected to have a modest impact on the operations in the foreseeable future. The Company has generally been able to offset most of the effects of inflation through productivity gains, cost reductions and price increases.

Contractual Obligations, Commitments and Contingencies

The following table summarizes the Company's debt maturities and future minimum payments under non-cancelable operating leases having initial terms in excess of one year:

Period Due	Debt Maturities	Operating Lease Commitments	Total
(In thousands)			
2002	$148,693	$ 31,247	$179,940
2003	101,944	23,033	124,977
2004	10,476	16,725	27,201
2005	10,476	12,359	22,835
2006	10,476	9,416	19,892
Thereafter	405,470	38,530	444,000
	$687,535	$131,310	$818,845

From time to time, the Company issues standby letters of credit and bid and performance bonds. At December 31, 2001, the Company had $35.2 million of these instruments outstanding, primarily performance bonds, of which $27.8 million expire in 2002. Management does not expect any material amounts to be drawn on these instruments.

The Company routinely establishes and reviews the adequacy of reserves for estimated future environmental clean-up costs for properties currently or previously operated by the Company. Although the Company believes it is in substantial compliance with environmental protection laws, estimating the costs of compliance with these regulations is difficult considering the continual changes in environmental legislation. In connection with most business acquisitions, the Company obtains contractual indemnifications from the seller related to environmental matters. These indemnifications generally provide for the reimbursement of environmental clean-up costs incurred by the Company for events occurring or circumstances existing prior to the purchase date, whether the event or circumstance was known or unknown at that time. A substantial portion of the Company's total environmental exposure is associated with its M-I operations, which are subject to various indemnifications from former owners. While actual future environmental costs may differ from estimated liabilities recorded at December 31, 2001, the Company does not believe that these differences will have a material impact on the Company's financial position or results of operations, subject to the indemnifications in place. In the unlikely event that the parties providing indemnifications do not fulfill their obligations, such event could result in the recognition of up to $25.0 million in additional environmental exposure, impacting earnings and cash flows in future periods.

Subsequent to December 31, 2001, the Argentine government issued a decree that eliminated the U.S. dollar as Argentina's monetary benchmark and converted U.S. dollar-denominated obligations to peso-denominated obligations using mandated conversion rates. The Company's operations in Argentina are U.S. dollar-functional, with the majority of sales to customers invoiced in U.S. dollars. While the Company does not anticipate that this event will have a material adverse effect on the Company's consolidated financial position or results of operations, there can be no assurance that economic conditions in Argentina will not worsen, which could impact future earnings.

Critical Accounting Policies and Estimates

The discussion and analysis of financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an on-going basis, based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding receivables and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, management makes judgments regarding the parties' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.

The Company has made significant investments in inventory to service its customers around the world. On a routine basis, the Company uses judgments in determining the level of reserves required to state inventory at the lower of cost or market. Management's estimates are primarily influenced by technological innovations, market activity levels and the physical condition of products. Changes in these or other factors may result in adjustments to the carrying value of inventory.

Deferred tax assets and liabilities are recognized for differences between the book basis and tax basis of the net assets of the Company. In providing for deferred taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. In certain cases, management has established reserves to reduce deferred tax assets to estimated realizable value. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required.

The Company records liabilities for environmental obligations when remedial efforts are probable and the costs can be reasonably estimated. Management's estimates are based on currently enacted laws and regulations. As more information becomes available or environmental laws and regulations change, such liabilities may be required to be adjusted. Additionally, in connection with acquisitions, the Company generally obtains indemnifications from the seller related to environmental matters. If the indemnifying parties do not fulfill their obligations, adjustments of recorded amounts may be required.

The Company maintains insurance coverage for various aspects of its business and operations. The Company retains a portion of losses that occur through the use of deductibles and retentions under self-insurance programs. Management regularly reviews estimates of reported and unreported claims and provides for losses through insurance reserves. As claims develop and additional information becomes available, adjustments to loss reserves may be required.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for the Company beginning January 1, 2002. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. The Company does not anticipate that the adoption of SFAS No. 144 will have a material impact on its consolidated financial position or results of operations.

In July 2001, the FASB released SFAS No. 143, "Accounting for Asset Retirement Obligations," which is required to be adopted by the Company no later than January 1, 2003. SFAS No. 143 addresses the financial accounting and reporting for retirement obligations and costs associated with tangible long-lived assets. The Company is currently reviewing the provisions of SFAS No. 143 to determine the standard's impact, if any, on its financial statements upon adoption.

The FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," in July 2001 which addresses financial accounting and reporting for goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangibles will no longer be amortized to earnings but will be tested for impairment. While most provisions of SFAS No. 142 are effective for the Company beginning January 1, 2002, goodwill and intangible assets acquired subsequent to June 30, 2001 were subject immediately to the provisions of the statement. The adoption of SFAS No. 142 will result in the elimination of $15.7 million of goodwill amortization recognized in fiscal 2001, or $9.2 million net of taxes and minority interests, with no other material impact anticipated on the Company's consolidated financial position or results of operations.

On January 1, 2002, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that derivatives be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The adoption of SFAS No. 133 did not have a material impact on the Company's financial position or results of operations.

Qualitative and Quantitative Market Risk Disclosures

The Company is exposed to market risks from changes in interest rates and foreign exchange rates and enters into various hedging transactions to mitigate these risks. The Company does not use financial instruments for trading or speculative purposes. See Note 7, "Financial Instruments," for additional discussion of hedging instruments.

The Company's exposure to interest rate changes is managed through the use of a combination of fixed and floating rate debt and by entering into interest rate contracts, from time to time, on a portion of its long-term borrowings. The Company had no interest rate contracts outstanding as of December 31, 2001. The fair value of interest rate contracts as of December 31, 2000 was not material. At December 31, 2001, 28 percent of the Company's long-term debt carried a variable interest rate. Management believes that significant interest rate changes will not have a material near-term impact on the Company's future earnings or cash flows.

The Company's exposure to changes in foreign exchange rates is managed primarily through the use of forward exchange contracts. These contracts increase or decrease in value as foreign exchange rates change, to protect the value of the underlying transactions denominated in foreign currencies. All currency contracts are components of the Company's hedging program and are entered into for the sole purpose of hedging an existing or anticipated currency exposure. The gains and losses on these contracts offset changes in the value of the related exposures. In some areas, where hedging is not cost effective, the Company addresses foreign currency exposure utilizing working capital management.

The Company utilizes a "Value-at-Risk" ("VAR") model to determine the maximum potential one-day loss in the fair value of its foreign exchange sensitive financial instruments. The VAR model estimates were made assuming normal market conditions and a 95 percent confidence level. The Company's VAR computations are based on the historical price movements in various currencies (a "historical" simulation) during the year. The model includes all of the Company's foreign exchange derivative contracts. Anticipated transactions, firm commitments and assets and liabilities denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model. The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by the Company, nor does it consider the potential effect of favorable changes in market factors. The estimated maximum potential one-day loss in fair value of currency sensitive instruments, calculated using the VAR model, was not material to the Company's financial position or results of operations.

Management Report of Financial Responsibilities

The consolidated financial statements of Smith International, Inc. included in this Annual Report were prepared by management, which is responsible for their integrity and objectivity. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on estimates and judgments made by management. These financial statements have been audited by the independent accounting firm, Arthur Andersen LLP, which was given unrestricted access to all financial records and related data.

Management maintains a system of internal control that is designed to provide reasonable assurance that assets are safeguarded, transactions are executed and recorded in accordance with management's authorization and financial statements are reliable. This system includes an organizational structure providing a division of responsibilities, the selection and training of qualified personnel and policies and procedures that require adherence to ethical business standards and compliance with all laws to which the Company is subject. The internal control system is continuously monitored by direct management review and an internal audit function under which periodic independent reviews are conducted. Management believes that, as of December 31, 2001, the Company's system of internal control was adequate to provide reasonable assurance as to the established objective. It should be recognized, however, that there are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to the preparation of reliable financial statements and the safeguarding of assets.

The adequacy of Smith International's financial controls and the accounting principles employed in financial reporting are under the general oversight of the Audit Committee of Smith International's Board of Directors. No member of this committee is an officer or employee of Smith International. The independent public accountants have direct access to the Audit Committee, and they meet with the committee, with and without financial management present, to discuss accounting, auditing and financial reporting matters.

Doug Rock
Chairman of the Board
and Chief Executive Officer

Loren K. Carroll
Executive Vice President

Margaret K. Dorman
Senior Vice President,
Chief Financial Officer and Treasurer

Report of Independent Public Accountants

To Smith International, Inc.:

We have audited the accompanying consolidated balance sheets of Smith International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smith International, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Houston, Texas
January 29, 2002

Smith International, Inc.

Consolidated Statements of Operations

For the Years Ended December 31,	2001	2000	1999
(In thousands, except per share data)			
Revenues	$ 3,551,209	$ 2,761,014	$ 1,806,153
Costs and expenses:			
Costs of revenues	2,505,405	2,015,845	1,338,213
Selling expenses	520,004	415,448	310,818
General and administrative expenses	138,561	119,579	82,886
Goodwill amortization	15,729	11,116	8,703
Non-recurring items	–	–	(83,999)
Total costs and expenses	3,179,699	2,561,988	1,656,621
Income before interest and taxes	371,510	199,026	149,532
Interest expense	45,359	36,756	40,823
Interest income	(2,895)	(1,861)	(2,050)
Income before income taxes and minority interests	329,046	164,131	110,759
Income tax provision	106,397	54,998	47,865
Income before minority interests	222,649	109,133	62,894
Minority interests	70,504	36,333	6,170
Net income	$ 152,145	$ 72,800	$ 56,724
Earnings per share:			
Basic	$ 3.06	$ 1.47	$ 1.17
Diluted	$ 3.03	$ 1.45	$ 1.15
Weighted average shares outstanding:			
Basic	49,752	49,603	48,586
Diluted	50,224	50,302	49,190

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

December 31,	2001	2000
(In thousands)		
Current Assets:		
Cash and cash equivalents	$ 44,683	$ 36,544
Receivables, less allowance for doubtful accounts of $10,921 and $10,211 in 2001 and 2000, respectively	752,165	654,420
Inventories	653,151	560,027
Deferred tax assets, net	35,414	29,462
Prepaid expenses and other	37,618	29,550
Total current assets	1,523,031	1,310,003
Property, Plant and Equipment:		
Land	28,390	24,683
Buildings	100,888	91,432
Machinery and equipment	482,045	401,624
Rental tools	243,913	225,962
	855,236	743,701
Less-Accumulated depreciation	366,739	334,653
Net property, plant and equipment	488,497	409,048
Goodwill, net of accumulated amortization of $53,586 and $38,101 in 2001 and 2000, respectively	574,550	453,947
Other Assets	149,750	122,289
Total Assets	$ 2,735,828	$ 2,295,287

The accompanying notes are an integral part of these financial statements.

December 31,	2001	2000
(In thousands, except par value data)		
Current Liabilities:		
Short-term borrowings and current portion of long-term debt	$ 148,693	$ 165,951
Accounts payable	284,502	280,820
Accrued payroll costs	81,803	62,934
Income taxes payable	41,143	23,747
Other	109,863	109,352
Total current liabilities	666,004	642,804
Long-Term Debt	538,842	374,716
Deferred Tax Liabilities	40,504	44,659
Other Long-Term Liabilities	51,027	37,945
Minority Interests	490,292	377,682
Commitments and Contingencies (Note 14)		
Stockholders' Equity:		
Preferred stock, $1 par value; 5,000 shares authorized; no shares issued or outstanding in 2001 or 2000	–	–
Common stock, $1 par value; 150,000 shares authorized; 50,594 shares issued in 2001 (50,419 in 2000)	50,594	50,419
Additional paid-in capital	389,989	382,248
Retained earnings	562,454	410,309
Accumulated other comprehensive income	(24,748)	(17,793)
Less-Treasury securities, at cost; 1,192 common shares in 2001 (656 in 2000)	(29,130)	(7,702)
Total stockholders' equity	949,159	817,481
Total Liabilities and Stockholders' Equity	$ 2,735,828	$ 2,295,287

Consolidated Statements of Stockholders' Equity and Comprehensive Income

For the years ended December 31, 2001, 2000 and 1999

	Common Stock	
(In thousands, except share data)	Number of Shares	Amount
Balance, December 31, 1998	48,792,983	$ 48,793
Comprehensive income:		
Net income	–	–
Currency translation adjustments	–	–
Comprehensive income	–	–
Shares issued in connection with business combination	548,527	549
Exercise of stock options and stock grants	244,401	244
Balance, December 31, 1999	49,585,911	49,586
Comprehensive income:		
Net income	–	–
Currency translation adjustments	–	–
Comprehensive income	–	–
Exercise of stock options and stock grants	833,019	833
Balance, December 31, 2000	50,418,930	50,419
Comprehensive income:		
Net income	–	–
Currency translation adjustments	–	–
Changes in unrealized fair value of derivatives	–	–
Minimum pension liability adjustments	–	–
Comprehensive income	–	–
Purchases of treasury stock	–	–
Exercise of stock options and stock grants	175,000	175
Balance, December 31, 2001	**50,593,930**	**$ 50,594**

The accompanying notes are an integral part of these financial statements.

Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Securities Common Stock Number of Shares	Treasury Securities Common Stock Amount	Total Stockholders' Equity
$323,056	$280,785	$(10,898)	(655,854)	$ (7,702)	$634,034
–	56,724	–	–	–	56,724
–	–	328	–	–	328
–	56,724	328	–	–	57,052
23,176	–	–	–	–	23,725
5,165	–	–	–	–	5,409
351,397	337,509	(10,570)	(655,854)	(7,702)	720,220
–	72,800	–	–	–	72,800
–	–	(7,223)	–	–	(7,223)
–	72,800	(7,223)	–	–	65,577
30,851	–	–	–	–	31,684
382,248	410,309	(17,793)	(655,854)	(7,702)	817,481
–	152,145	–	–	–	152,145
–	–	(5,057)	–	–	(5,057)
–	–	(963)	–	–	(963)
–	–	(935)	–	–	(935)
–	152,145	(6,955)	–	–	145,190
–	–	–	(536,200)	(21,428)	(21,428)
7,741	–	–	–	–	7,916
$389,989	**$562,454**	**$(24,748)**	**(1,192,054)**	**$(29,130)**	**$949,159**

Consolidated Statements of Cash Flows

For the Years Ended December 31,	2001	2000	1999
(In thousands)			
Cash flows from operating activities:			
Net income	$ 152,145	$ 72,800	$ 56,724
Adjustments to reconcile net income to net cash provided by operating activities, excluding the net effects of acquisitions:			
Depreciation and amortization	92,895	80,688	76,037
Minority interests	70,504	36,333	6,170
Non-recurring items, net of tax	–	–	(45,233)
Provision for losses on receivables	2,986	3,277	2,029
Increase (decrease) in LIFO inventory reserves	(1,163)	1,339	1,571
Gain on disposal of property, plant and equipment	(6,385)	(5,755)	(7,052)
Foreign currency translation losses	889	487	879
Changes in operating assets and liabilities:			
Receivables	(31,748)	(156,792)	(12,915)
Inventories	(33,819)	(38,345)	48,777
Accounts payable	(35,738)	31,943	19,695
Accrued merger and restructuring costs	–	–	(33,337)
Other current assets and liabilities	4,412	38,739	(37,611)
Other non-current assets and liabilities	(9,213)	(6,994)	(7,025)
Net cash provided by operating activities	205,765	57,720	68,709
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	(248,127)	(145,371)	(305,297)
Proceeds from M-I Transaction	–	–	314,652
Purchases of property, plant and equipment	(127,642)	(94,581)	(57,174)
Proceeds from disposal of property, plant and equipment	18,228	16,705	18,322
Other	(2,084)	–	44,218
Net cash provided by (used in) investing activities	(359,625)	(223,247)	14,721
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	371,250	128,195	76,485
Principal payments of long-term debt	(222,584)	(33,918)	(125,678)
Net change in short-term borrowings	(26,052)	44,290	(34,719)
Purchases of treasury stock	(21,428)	–	–
Proceeds from exercise of stock options	5,519	18,059	2,975
Contributions from (distribution to) minority interest partners	55,400	21,600	(1,440)
Net cash provided by (used in) financing activities	162,105	178,226	(82,377)
Effect of exchange rate changes on cash	(106)	(282)	357
Increase in cash and cash equivalents	8,139	12,417	1,410
Cash and cash equivalents at beginning of year	36,544	24,127	22,717
Cash and cash equivalents at end of year	$ 44,683	$ 36,544	$ 24,127

The accompanying notes are an integral part of these financial statements.

(All dollar amounts are expressed in thousands, unless otherwise noted)

1. Summary of Significant Accounting Policies

Basis of Presentation

Smith International, Inc. (the "Company") provides premium products and services to the oil and gas exploration and production industry, the petrochemical industry and other industrial markets. The consolidated financial statements include the accounts of the Company and all wholly and majority-owned subsidiaries. Investments in affiliates in which ownership interest ranges from 20 to 50 percent, and the Company exercises significant influence over operating and financial policies, are accounted for on the equity method. All other investments are carried at cost, which does not exceed the estimated net realizable value of such investments. All significant intercompany accounts and transactions have been eliminated.

For the years presented, each of the Company's acquisitions has been recorded using the purchase method of accounting and, accordingly, the acquired operations have been included in the results of operations since their respective dates of acquisition.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosed amounts of contingent assets and liabilities and the reported amounts of revenues and expenses. Management believes the most significant estimates and assumptions are associated with the valuation of accounts receivable, inventories and deferred taxes as well as the determination of liabilities related to environmental obligations and self-insurance programs. If the underlying estimates and assumptions, upon which the financial statements are based, change in future periods, actual amounts may differ from those included in the accompanying consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method for the majority of the Company's inventories. The remaining inventories are costed under the last-in, first-out ("LIFO") or average cost methods. Inventory costs consist of materials, labor and factory overhead.

Fixed Assets

Fixed assets, consisting of rental equipment and property, plant and equipment, are stated at cost, net of accumulated depreciation. The Company computes depreciation on fixed assets using principally the straight-line method. The estimated useful lives used in computing depreciation generally range from 20 to 40 years for buildings, three to 25 years for machinery and equipment, and five to 10 years for rental equipment. Leasehold improvements are amortized over the lives of the leases or the estimated useful lives of the improvements, whichever is shorter. For income tax purposes, accelerated methods of depreciation are used.

Costs of major renewals and betterments are capitalized as fixed assets. Expenditures for maintenance, repairs and minor improvements are charged to expense when incurred. When fixed assets are sold or retired, the remaining cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in the consolidated statements of operations.

Goodwill

Goodwill, which represents the excess of costs over the fair value of net assets acquired, has historically been amortized on a straight-line basis over 20 to 40 years. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" goodwill recorded after June 30, 2001 has not amortized.

Impairment of Long-Lived Assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation is required, the estimated future cash flows associated with the asset will be compared to the asset's carrying amount to determine if an impairment exists.

Foreign Currency Translation and Transactions

Gains and losses resulting from balance sheet translation of operations outside the United States where the applicable foreign currency is the functional currency are included as a component of accumulated other comprehensive income within stockholders' equity. Gains and losses resulting from balance sheet translation of operations outside the United States where the U.S. dollar is the functional currency are included in the consolidated statements of operations.

All foreign currency transaction gains and losses are recognized currently in the consolidated statements of operations.

Financial Instruments

The nature of the Company's business activities involves the management of various financial and market risks, including those related to changes in currency exchange rates and interest rates. The Company occasionally employs derivative financial instruments such as foreign exchange contracts, foreign exchange options and interest rate swap contracts to mitigate or eliminate certain of those risks. The Company does not enter into derivative instruments for speculative purposes.

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that derivatives be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The adoption of SFAS No. 133 did not have a material impact on the Company's financial position or results of operations.

The Company records changes in fair market value related to fair value hedges, which includes foreign exchange contracts, to general and administrative expenses in the consolidated statements of operations. Additionally, the Company records changes in value related to cash flow hedges, which includes foreign exchange contracts and interest rate swaps, to accumulated other comprehensive income.

Environmental Obligations

Expenditures for environmental obligations that relate to current operations are expensed or capitalized, as appropriate. Liabilities are recorded when environmental clean-up efforts are probable and their cost is reasonably estimated, and are adjusted as further information is obtained. Such estimates are based on currently enacted laws and regulations and are not discounted to present value.

Income Taxes

The Company accounts for income taxes using an asset and liability approach for financial accounting and income tax reporting based on enacted tax rates. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Revenue Recognition

The Company's revenues are composed of product sales, rental, service and other revenues. The Company recognizes product sales revenues upon delivery to the customer, net of applicable provisions for returns. Rental, service and other revenues are recorded when such services are performed.

Minority Interests

The Company records minority interest expense which reflects the portion of the earnings of majority-owned operations which are applicable to the minority interest partners. The minority interest amount primarily represents the share of the M-I profits associated with the minority partners' interests in those operations. To a lesser extent, minority interests include the portion of CE Franklin Ltd. and United Engineering Services LLC earnings applicable to the minority shareholders.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for the Company beginning January 1, 2002. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. The Company does not anticipate that the adoption of SFAS No. 144 will have a material impact on its consolidated financial position or results of operations.

In July 2001, the FASB released SFAS No. 143, "Accounting for Asset Retirement Obligations," which is required to be adopted by the Company no later than January 1, 2003. SFAS No. 143 addresses the financial accounting and reporting for retirement obligations and costs associated with tangible long-lived assets. The Company is currently reviewing the provisions of SFAS No. 143 to determine the standard's impact, if any, on its financial statements upon adoption.

The FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," in July 2001 which addresses financial accounting and reporting for goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangibles will no longer be amortized to earnings but will be tested for impairment. While most provisions of SFAS No. 142 are effective for the Company beginning January 1, 2002, goodwill and intangible assets acquired subsequent to June 30, 2001 were subject immediately to the provisions of the statement. The adoption of SFAS No. 142 will result in the elimination of \$15.7 million of goodwill amortization recognized in fiscal 2001, or \$9.2 million net of taxes and minority interests, with no other material impact anticipated on the Company's consolidated financial position or results of operations.

2. Business Combinations

During 2001, the Company completed 15 acquisitions in exchange for aggregate cash consideration of $248.1 million and the assumption of certain liabilities. On a combined basis, the minority partner in M-I contributed $43.4 million of cash to the joint venture in connection with transactions completed during the year. Significant 2001 transactions include:

On January 31, 2001, the Company acquired substantially all of the U.S. net assets of Van Leeuwen Pipe and Tube Corporation ("Van Leeuwen") for cash consideration of $41.1 million. Van Leeuwen, a leading provider of pipe, valves and fittings to the refining, petrochemical and power generation industries, has been integrated into the Company's Distribution segment operations.

On August 22, 2001, M-I acquired BW Group plc ("BW Group"), based in Scotland, for cash consideration of $20.5 million and the assumption of certain indebtedness. BW Group provides drilling and completion fluids and related engineering services to the North Sea market.

On October 2, 2001, M-I acquired The SulfaTreat Company, a natural gas production services company headquartered in the United States, for cash consideration of $35.0 million.

On October 23, 2001, M-I acquired the oilfield and industrial screen operations of Madison Filter Belgium S.A. ("Madison") for cash consideration of $93.5 million. Madison, which includes United Wire Ltd. based in Scotland and Southwestern Wire Cloth, Inc. based in the United States, manufactures and markets screens for oilfield shakers and provides screening products for use in a broad range of industrial markets.

The excess of the purchase price over the estimated fair value of the net assets acquired amounted to $137.1 million, which has been recorded as goodwill. Of this amount, $135.8 million relates to the Oilfield Products and Services segment and $1.3 million is associated with the Distribution segment. Goodwill associated with 2001 acquisitions completed prior to July 1, was amortized on a straight-line basis over 20 years; however, goodwill related to transactions completed subsequent to that date was not amortized in accordance with the provisions of SFAS No. 142. The purchase price allocation related to certain of the 2001 acquisitions is based upon preliminary information and is subject to change when additional data concerning final asset and liability valuations is obtained. Material changes in the preliminary allocations are not anticipated by management.

During 2000, the Company acquired six operations in exchange for aggregate cash consideration of $145.4 million and the assumption of certain liabilities. The minority partner in M-I contributed $21.6 million of cash to the joint venture in connection with an acquisition. Significant 2000 transactions include:

On January 15, 2000, the Company acquired Texas Mill Supply and Manufacturing, Inc. ("Texas Mill"), in exchange for cash consideration of $30.0 million. Texas Mill was a Houston, Texas based-provider of industrial mill and safety products and management services primarily to the refining, power generation and petrochemical markets.

On November 30, 2000, M-I acquired the drilling fluids and solids-control assets of Bolland & Cia. S.A., based in Argentina, for cash consideration of $25.5 million.

On December 15, 2000, M-I acquired the Sweco Division of Emerson ("Sweco") for cash consideration of $75.0 million. Sweco manufactures, markets and services specialty separation equipment for oilfield applications and a broad range of industrial markets.

The excess of the purchase price over the estimated fair value of the net assets acquired amounted to $111.9 million, which has been recorded as goodwill. Of this amount, $95.3 million relates to the Oilfield Products and Services segment and $16.6 million is associated with the Distribution segment. Goodwill associated with 2000 acquisitions was amortized on a straight-line basis over 20 years.

During 1999, the Company acquired six operations in exchange for aggregate consideration of $64.0 million, including cash and common stock, and the assumption of certain liabilities. In addition, the Company repaid a $265.0 million promissory note issued in connection with the 1998 acquisition of the remaining 36 percent interest in M-I. Significant 1999 transactions include:

On May 28, 1999, the Company acquired certain operations of ConEmsco, Inc. ("CE"), and CE's majority ownership interest in CE Franklin Ltd., businesses primarily engaged in oilfield supply and distribution in the United States and Canada. In connection with the acquisition, the Company issued 548,527 shares of common stock and a $30.0 million note payable to the seller which was subsequently repaid.

On July 25, 1999, the Company completed a transaction with Schlumberger Limited ("Schlumberger") related to the combination of certain M-I and Dowell drilling fluid operations under a joint venture arrangement.

Schlumberger contributed its non-U.S. Dowell drilling fluid operations, including an asset equalization payment of $34.7 million, and paid cash consideration of $280.0 million to the Company in exchange for a 40 percent minority ownership interest in the combined operations (collectively, the "M-I Transaction").

The excess of the purchase price over the estimated fair value of the net assets acquired amounted to $68.6 million, which has been recorded as goodwill. Of this amount, $48.2 million relates to the Oilfield Products and Services segment and $20.4 million is associated with the Distribution segment. Goodwill associated with 1999 acquisitions was amortized on a straight-line basis over 40 years.

The following unaudited pro forma supplemental information presents consolidated results of operations as if the Company's significant current and prior year acquisitions had occurred on January 1, 2000. The unaudited pro forma data is based on historical information and does not include estimated cost savings; therefore, it does not purport to be indicative of the results of operations had the combinations been in effect at the dates indicated or of future results for the combined entities:

	2001	2000
(In thousands, except per share amounts)		
Revenues	$ 3,639,767	$ 3,123,528
Net income	156,319	75,296
Earnings per share:		
Basic	$ 3.14	$ 1.52
Diluted	3.11	1.50

The following schedule summarizes investing activities related to 2001, 2000 and 1999 acquisitions included in the consolidated statements of cash flows:

	2001	2000	1999
Fair value of tangible and identifiable intangible assets, net of cash acquired	$ 195,500	$ 91,167	$ 230,305
Goodwill recorded	137,100	111,892	68,597
Note payments related to acquisitions	–	–	295,000
Total liabilities and minority interests assumed	(84,473)	(57,688)	(264,880)
Common stock issued for consideration	–	–	(23,725)
Cash paid for acquisition of businesses, net of cash acquired	$ 248,127	$ 145,371	$ 305,297

3. Non-Recurring Items

During 1999, the Company recognized a non-recurring gain of $81.4 million, or $45.0 million on an after-tax basis, associated with the M-I Transaction in accordance with the provisions of Staff Accounting Bulletin No. 51. The non-recurring gain is presented net of transaction-related charges of $25.4 million, including resulting profit-sharing and incentive requirements, assessed fines, professional fees and other related costs. The Company also recorded a non-recurring net gain of $2.6 million ($0.2 million after-tax) associated with disposal of an industrial bentonite mining operation which was partially offset by unrelated charges to write-off certain assets and settle a customer receivable.

4. Earnings Per Common Share

Basic earnings per share ("EPS") is computed using the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to the potential dilution of earnings which could have occurred if additional shares were issued for stock option exercises under the treasury stock method. Outstanding employee stock options of 0.2 million and 0.5 million at December 31, 2001 and 1999, respectively, were not included in the computation of diluted earnings per common share as the exercise price was greater than the average market price for the Company's stock during the corresponding period.

The following schedule reconciles the income and shares used in the basic and diluted EPS computations:

	2001	2000	1999
(In thousands, except per share data)			
Basic EPS:			
Net income	$ 152,145	$ 72,800	$ 56,724
Weighted average number of common shares outstanding	49,752	49,603	48,586
Basic EPS	$ 3.06	$ 1.47	$ 1.17
Diluted EPS:			
Net income	$ 152,145	$ 72,800	$ 56,724
Weighted average number of common shares outstanding	49,752	49,603	48,586
Dilutive effect of stock options	472	699	604
	50,224	50,302	49,190
Diluted EPS	$ 3.03	$ 1.45	$ 1.15

5. Inventories

Inventories consist of the following at December 31:

	2001	2000
Raw materials	$ 50,821	$ 46,923
Work-in-process	65,008	57,167
Products purchased for resale	154,787	139,591
Finished goods	406,143	341,117
	676,759	584,798
Reserves to state certain U.S. inventories ($300,868 and $273,811 in 2001 and 2000, respectively) on a LIFO basis	(23,608)	(24,771)
	$ 653,151	$ 560,027

6. Debt

The following summarizes the Company's outstanding debt at December 31:

	2001	2000
Current:		
Short-term borrowings	$ 50,156	$ 75,394
Current portion of long-term debt	98,537	90,557
Short-term borrowings and current portion of long-term debt	$ 148,693	$ 165,951
Long-Term:		
Notes:		
6.75% Senior Notes maturing February 2011 with an effective interest rate of 6.83%. Interest payable semi-annually (presented net of unamortized discount of $1,084)	$ 248,916	$ –
7% Senior Notes maturing September 2007 with an effective interest rate of 7.07%. Interest payable semi-annually (presented net of unamortized discount of $589 and $693 in 2001 and 2000, respectively)	149,411	149,307
Senior Notes maturing October 2003. Interest payable quarterly at adjusted LIBOR, as defined (3.55% at December 31, 2001) and described below (presented net of unamortized discount of $295)	74,705	–
7.63% Notes payable to insurance companies maturing April 2006. Principal due in equal annual installments of $3.3 million. Interest payable semi-annually	16,666	60,222
7.7% Senior Secured Notes maturing July 2007. Principal due in equal annual installments of $7.1 million. Interest payable semi-annually	42,857	50,000
Bank revolvers payable:		
$120.0 million revolving note expiring December 2002. Interest payable quarterly at base rate (4.75% at December 31, 2001) or adjusted Eurodollar interbank rate, as defined (2.43% at December 31, 2001) and described below	50,800	103,300
M-I $80.0 million revolving note expiring December 2002. Interest payable quarterly at base rate (4.75% at December 31, 2001) or adjusted Eurodollar interbank rate, as defined (2.43% at December 31, 2001) and described below	30,900	55,000
Term loans and other	23,124	47,444
	637,379	465,273
Less-Current portion of long-term debt	(98,537)	(90,557)
Long-term debt	$ 538,842	$ 374,716

Principal payments of long-term debt for years subsequent to 2002 are as follows:

2003	$101,944
2004	10,476
2005	10,476
2006	10,476
Thereafter	405,470
	$538,842

The Company's short-term borrowings consist of amounts outstanding under lines of credit and short-term loans. Certain subsidiaries of the Company have unsecured credit facilities with non-U.S. banks aggregating $95.1 million. At December 31, 2001, $38.1 million of additional borrowing capacity was available under these facilities. These borrowings had a weighted average interest rate of eight percent and 11 percent at December 31, 2001 and 2000, respectively.

At December 31, 2001, the Company had $200.0 million of unsecured revolving credit agreements in addition to the facilities discussed above. These agreements, which mature in December 2002, provide for the election of interest at a base rate or a Eurodollar rate of LIBOR plus 30 basis points and require the payment of a quarterly commitment fee of one-tenth of one percent of the unutilized credit facility. The interest and commitment fee percentages are determined based upon the senior debt rating of the Company, as defined. As of December 31, 2001, the borrowing capacity under these lines of credit approximated $118.3 million.

In February 2001, the Company completed a public offering of $250.0 million of 6.75 percent senior notes. The notes are redeemable by the Company, in whole or in part, at any time prior to maturity at a redemption price equal to accrued interest plus the greater of the principal amount or the present value of the remaining principal and interest payments. The Company received net proceeds of $246.7 million from the offering, which was used to repay short-term borrowings and indebtedness under revolving credit agreements.

In October 2001, the Company completed a $75.0 million floating rate, senior note offering. These notes mature in October 2003 and accrue interest based on a variable rate, subject to quarterly adjustments, equal to LIBOR plus 112.5 basis points. Proceeds from the offering were used to finance acquisitions.

The Company was in compliance with its loan covenants under the various loan indentures, as amended, at December 31, 2001. The indentures relating to its long-term debt contain certain covenants restricting the payment of cash dividends to the Company's common stockholders based on net income and operating cash flow formulas, as defined. The Company has not paid dividends on its common stock since the first quarter of 1986.

Interest paid during the years ended December 31, 2001, 2000 and 1999, amounted to $39.4 million, $35.4 million and $34.0 million, respectively.

7. Financial Instruments

Interest Rate Contracts

From time to time, the Company enters into interest rate contracts with the intent of managing its exposure to interest rate risk. Interest rate contracts are agreements between two parties for the exchange of interest payments on a notional principal amount and agreed upon fixed or floating rates, for defined time periods. Realized gains and losses from interest rate contracts are recognized currently in the consolidated statements of operations. Market value gains and losses on designated fixed rate interest contracts are deferred to accumulated other comprehensive income. In the unlikely event that the counterparty fails to perform under an outstanding contract, the Company bears the credit risk that payments due to the Company may not be collected.

At December 31, 2000, the Company had notional principal amounts of interest rate swaps on outstanding debt of $78.6 million. These agreements, which were hedges against certain obligations, terminated in 2001 and no interest rate contracts were outstanding at December 31, 2001.

Foreign Currency Contracts and Options

From time to time, the Company enters into spot and forward contracts as a hedge against foreign currency denominated assets and liabilities and foreign currency commitments. The terms of these contracts generally do not exceed one year. For designated and undesignated fair value hedges, settlement and market value gains and losses are recognized currently through earnings, and the resulting amounts generally offset foreign exchange gains or losses on the related accounts. Gains or losses on contracts are deferred to accumulated other comprehensive income if the transaction qualifies as a designated cash flow hedge. At December 31, 2001 and 2000, foreign exchange contracts outstanding totaled $43.1 million and $42.9 million, respectively.

In 1999 and 2000, the Company purchased foreign exchange option contracts, with terms which generally did not exceed one year, to hedge certain operating exposures. Premiums paid under these contracts were expensed over the life of the option contract. Gains arising on these options were recognized at the time the options were exercised.

Fair Value

The recorded and fair values of long-term debt and interest rate swaps at December 31 are as follows:

	2001		2000	
	Recorded Value	Fair Value	Recorded Value	Fair Value
Long-term debt	$637,379	$649,329	$465,273	$465,351
Interest rate swaps	–	–	–	496

The fair value of the remaining financial instruments, including cash and cash equivalents, receivables, payables, short-term debt and foreign currency contracts, approximates the carrying value due to the short-term nature of these instruments.

8. Income Taxes

The geographical sources of income before income taxes and minority interests for the three years ended December 31, 2001 were as follows:

	2001	2000	1999
Income before income taxes and minority interests:			
United States	$ 174,223	$ 74,681	$ 70,463
Non-United States	154,823	89,450	40,296
Total	$ 329,046	$ 164,131	$ 110,759

The income tax provision is summarized as follows:

	2001	2000	1999
Current:			
United States	$ 57,553	$ 12,111	$ 16,266
Non-United States	46,226	23,138	9,723
State	3,774	146	1,675
	107,553	35,395	27,664
Deferred:			
United States	(5,341)	11,601	18,015
Non-United States	4,185	8,002	2,186
	(1,156)	19,603	20,201
Income tax provision	$ 106,397	$ 54,998	$ 47,865

Deferred taxes are principally attributable to temporary differences related to depreciation expense, accrued liabilities, inventories and net operating loss and tax credit carryforwards.

The consolidated effective tax rate (as a percentage of income before income taxes and minority interests) is reconciled to the U.S. federal statutory tax rate as follows:

	2001	2000	1999
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Minority partner's share of U.S. partnership earnings	(4.3)	(4.3)	(1.6)
Non-deductible expenses	3.4	3.9	5.0
Benefit of foreign sales corporation	(1.1)	(0.6)	(0.6)
State taxes, net	1.1	0.1	1.5
Non-U.S. tax provisions which vary from the U.S. rate/non-U.S. losses with no tax benefit realized	(1.7)	(0.6)	4.2
Other items, net	(0.1)	–	(0.3)
Effective tax rate	32.3%	33.5%	43.2%

The components of deferred taxes at December 31 are as follows:

	2001	2000
Deferred tax liabilities attributed to the excess of net book basis over remaining tax basis (principally depreciation):		
United States	$ (36,459)	$ (35,883)
Non-United States	(19,523)	(21,036)
Total deferred tax liabilities	(55,982)	(56,919)
Deferred tax assets attributed to net operating loss and tax credit carryforwards:		
United States	–	3,952
Non-United States	27,261	33,090
Other deferred tax assets (principally accrued liabilities not deductible until paid):		
United States	52,442	44,879
Non-United States	880	4,396
Subtotal	80,583	86,317
Valuation allowance	(28,778)	(32,250)
Total deferred tax assets	51,805	54,067
Net deferred tax liabilities	$ (4,177)	$ (2,852)
Balance sheet presentation:		
Deferred tax assets, net	$ 35,414	$ 29,462
Other assets	5,862	12,345
Other current liabilities	(4,949)	–
Deferred tax liabilities	(40,504)	(44,659)
Net deferred tax liabilities	$ (4,177)	$ (2,852)

Total foreign operating loss carryforwards at December 31, 2001, are approximately $27.3 million, of which $22.6 million has been offset by recording a valuation reserve. These losses are available to reduce the future tax liabilities of their respective foreign entities. Approximately $10.0 million of these losses will carryforward indefinitely, while the remaining losses expire at various dates. The Company's valuation allowance was reduced by $3.5 million in 2001 and $1.4 million in 2000 due to the expiration of net operating loss and tax credit carryforwards outside the United States.

Income taxes paid during the years ended December 31, 2001, 2000 and 1999, amounted to $87.9 million, $23.0 million and $33.7 million, respectively.

The Company has provided additional taxes for the anticipated repatriation of certain earnings of its non-U.S. subsidiaries. Undistributed earnings above the amounts upon which additional taxes have been provided, which approximated $35.0 million at December 31, 2001, are intended to be permanently invested by the Company. It is not practicable to determine the amount of applicable taxes that would be incurred if any of such earnings were repatriated.

9. Stockholders' Equity

Treasury Share Repurchases

During 2001, the Company's Board of Directors authorized a share buyback program which allows for the repurchase of up to five million shares of common stock, subject to regulatory issues, market considerations and other factors. During 2001, the Company repurchased 536,200 shares of common stock at an aggregate cost of $21.4 million. The acquired shares have been added to the Company's treasury stock holdings and may be used in the future for acquisitions or other corporate purposes. Future repurchases under the program may be executed from time to time in the open market or in privately negotiated transactions.

Stockholder Rights Plan

On June 8, 2000, the Company adopted a Stockholder Rights Plan (the "Rights Plan") to replace a similar plan which expired on June 19, 2000. As part of the Rights Plan, the Company's Board of Directors declared a dividend of one preferred stock purchase right ("Right") for each share of the Company's common stock outstanding on June 20, 2000. The Board also authorized the issuance of one such Right for each share of the Company's common stock issued after June 20, 2000 until the occurrence of certain events.

Each Right entitles the holder thereof (except an Acquiring Person) to purchase, at an exercise price of $350, shares of the Company's common stock having a market value of twice the Right's exercise price subject to adjustment. The Rights are exercisable upon the occurrence of certain events related to a person acquiring or announcing the intention to acquire beneficial ownership of 20 percent or more of the Company's common stock. The acquiring person will not be entitled to exercise these Rights. In addition, if the Company is involved in a merger or other business combination transaction, or sells 50 percent or more of its assets or earning power to another entity, each Right will entitle its holder to purchase, at the Right's then current exercise price, shares of common stock of such other entity having a value of twice the Right's exercise price.

The Rights are subject to redemption at the option of the Board of Directors at a price of $0.01 per Right until the occurrence of certain events. The Rights currently trade with the Company's common stock, have no voting or dividend rights and expire on June 8, 2010.

Accumulated Other Comprehensive Income

As of December 31, 2001, accumulated other comprehensive income in the accompanying consolidated balance sheet includes $22.9 million of cumulative currency translation losses, $1.0 million of cumulative changes in unrealized fair value of derivatives and $0.9 million of cumulative minimum pension liability adjustments. Approximately $0.5 million of the cumulative changes in unrealized fair value of derivatives is expected to be realized in the consolidated statement of operations in 2002.

10. Employee Stock Options

As of December 31, 2001, the Company had outstanding stock options granted under the 1989 Long-Term Incentive Compensation Plan ("1989 Plan"). Options are generally granted at the fair market value on the date of grant with matters such as vesting periods and expiration of options determined on a grant-by-grant basis. The options, exercisable at various dates through December 2011, are conditioned upon continued employment.

The Company has adopted the reporting standards of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 established financial accounting and reporting standards for stock-based employee compensation and for transactions in which equity instruments are issued to non-employees for the acquisition of goods and services. This standard requires, among other things, that compensation cost be calculated for fixed stock options at the grant date by determining fair value using an option-pricing model. The Company has the option of recognizing the compensation cost over the vesting period as an expense in the consolidated statements of operations or making pro forma disclosures in the notes to the consolidated financial statements.

The Company continues to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the 1989 Plan and, accordingly, no compensation cost has been recognized in the accompanying consolidated financial statements. Had the Company elected to apply the accounting standards of SFAS No. 123, the Company's net income and earnings per share would have approximated the pro forma amounts indicated below:

	2001	2000	1999
(In thousands, except per share amounts)			
Net income			
As reported	**$152,145**	$72,800	$56,724
Pro forma	**145,713**	68,457	53,575
Earnings per share			
As reported:			
Basic	**$ 3.06**	$ 1.47	$ 1.17
Diluted	**3.03**	1.45	1.15
Pro forma:			
Basic	**$ 2.93**	$ 1.38	$ 1.10
Diluted	**2.90**	1.36	1.09

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model which resulted in a weighted average fair value of $23.77, $30.66 and $15.08 for grants made during the years ended December 31, 2001, 2000 and 1999, respectively. The following assumptions were used for option grants in 2001, 2000 and 1999, respectively; dividend yield of 0.0 percent, 0.0 percent and 1.7 percent; expected volatility of 47.0 percent, 43.0 percent and 34.0 percent; risk-free interest rates of 4.2 percent, 5.4 percent and 6.8 percent; and an expected life of six years. The compensation expense included in the above pro forma net income may not be indicative of amounts to be included in future periods as the fair value of options granted prior to adopting SFAS No. 123 was not determined.

A summary of the Company's stock option plans as of December 31, 2001, 2000 and 1999, and changes during those years is presented below:

	Shares Under Option	Weighted Average Exercise Price
Outstanding at December 31, 1998	2,202,756	$27.47
Options granted	546,110	39.19
Options forfeited	(22,175)	32.65
Options exercised	(237,401)	13.05
Outstanding at December 31, 1999	2,489,290	31.37
Options granted	531,910	61.36
Options forfeited	(36,490)	43.95
Options exercised	(833,019)	21.18
Outstanding at December 31, 2000	2,151,691	42.62
Options granted	633,300	47.00
Options forfeited	(29,592)	39.08
Options exercised	(171,000)	32.25
Outstanding at December 31, 2001	**2,584,399**	**$44.42**

The number of outstanding fixed stock options exercisable at December 31, 2000 and 1999 was 825,307 and 1,100,841, respectively. These options had a weighted average exercise price of $37.98 and $26.84 at December 31, 2000 and 1999, respectively. The following summarizes information about fixed stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 8.38—$10.31	7,287	1.8	$ 8.86	7,287	$ 8.86
$13.13—$17.88	36,560	3.4	15.39	36,560	15.39
$23.56—$41.13	1,163,400	7.1	31.87	778,081	31.05
$47.00—$69.06	1,377,152	8.9	55.98	350,327	66.18
	2,584,399	8.0	$44.42	1,172,255	$40.92

At December 31, 2001, there were no significant additional shares of common stock reserved under the 1989 Plan for the future granting of stock options, awarding of additional restricted stock options and/or awarding of additional stock appreciation rights.

11. Employee Benefits

Pension Plans

The Company has historically maintained a number of pension plans covering certain U.S. and non-U.S. employees. Future benefit accruals and the addition of new participants under most plans were frozen in 1987 and 1998, with distributions made in 2000 and 2001 to settle the majority of the outstanding benefit obligations. In connection with the acquisition of Van Leeuwen in 2001, the Company assumed certain pension obligations related to its employees. Remaining benefits payable under the Smith and Van Leeuwen pension plans constitute the only significant obligations outstanding as of December 31, 2001.

Postretirement Benefit Plans

The Company and its subsidiaries provide certain health care benefits for retired employees. Many of the employees who retire from the Company are eligible for these benefits.

The Smith International, Inc. Retiree Medical Plan ("Smith Medical Plan") provides postretirement medical benefits to retirees and their spouses. The retiree medical plan has an annual limitation (the "cap") on the dollar amount of the Company's portion of the cost of benefits incurred by retirees under the Smith Medical Plan. The remaining cost of benefits in excess of the cap is the responsibility of the participants. The cap will be adjusted annually for inflation, which is currently assumed to be four percent.

M-I provides medical coverage to eligible retirees and their dependents under the M-I Drilling Fluids Retiree Medical Plan ("M-I Medical Plan"). Eligibility for inclusion in that plan, however, was closed as of January 1, 1994, to the majority of M-I's employees. M-I contributes to the cost of benefits under this plan; however, these costs are reviewed annually for inflation, and limited to a maximum five percent increase in M-I's contribution per year. Any costs in excess of M-I's maximum contribution are the responsibility of the retirees or their dependents.

Although Wilson provides postretirement medical coverage to eligible retirees and their spouses, new employees have not been eligible for inclusion under this program since February 1987. Eligible individuals are able to continue primary medical coverage under Wilson's group insurance program until reaching the age of 65 at which time such coverage becomes secondary for participants electing to remain in the program. Participating retirees are required to contribute a portion of the insurance premiums under the program with Wilson responsible for any costs in excess of those contributions.

The following tables disclose the changes in benefit obligations and plan assets during the periods presented and reconcile the funded status of the plans to the amounts included in the accompanying consolidated balance sheets:

	Pension Plans		Postretirement Benefit Plans	
	2001	2000	2001	2000
Changes in benefit obligations:				
Benefit obligations at beginning of year	$ 12,320	$ 24,981	$ 13,657	$ 14,595
Service cost	–	–	221	248
Interest cost	731	917	993	1,066
Plan participants contributions	–	–	522	521
Actuarial loss (gain)	486	653	1,821	(1,412)
Business acquisition	4,872	–	–	–
Plan settlements	(1,720)	(13,663)	–	–
Benefits paid	(438)	(568)	(1,505)	(1,361)
Benefit obligations at end of year	$ 16,251	$ 12,320	$ 15,709	$ 13,657
Changes in plan assets:				
Fair value of plan assets at beginning of year	$ 11,879	$ 26,295	$ –	$ –
Actual return on plan assets	229	1,134	–	–
Employer contributions	–	–	983	840
Plan participants contribution	–	–	522	521
Transfer to other employee benefit plan	–	(1,319)	–	–
Business acquisition	3,338	–	–	–
Plan settlements	(1,720)	(13,663)	–	–
Benefits paid	(438)	(568)	(1,505)	(1,361)
Fair value of plan assets at end of year	$ 13,288	$ 11,879	$ –	$ –
Funded status	$ (2,963)	$ (441)	$ (15,709)	$ (13,657)
Unrecognized net actuarial loss (gain)	2,004	1,411	(584)	(2,755)
Unrecognized prior service cost	–	–	(1,089)	(1,323)
Prepaid benefit (accrued liability)	$ (959)	$ 970	$ (17,382)	$ (17,735)

Assumptions used for financial reporting purposes to compute net benefit expense and its components are as follows:

	Pension Plans		Postretirement Benefit Plans	
	2001	2000	2001	2000
Weighted average assumptions:				
Discount rate	7.25%	7.40%	7.25%	7.26%-7.40%
Expected return on plan assets	8.50%	8.50%	N/A	N/A
Components of net periodic benefit expense:				
Service cost	$ 50	$ –	$ 221	$ 248
Interest cost	1,061	898	993	1,066
Return on plan assets	(887)	(742)	–	–
Amortization of prior service cost	–	–	(234)	(234)
Amortization of loss (gain)	260	(1,319)	(350)	(125)
Net periodic benefit expense (credit)	$ 484	$ (1,163)	$ 630	$ 955

The health care cost trend rate assumption can have a significant effect on the amounts reported. An increase of one percentage point in the health care cost trend rate would increase the accumulated postretirement benefit obligation and the aggregate of the service and interest cost components of the postretirement benefits expense by $2.2 million and $0.2 million, respectively. A decrease of one percentage point in the health care cost trend rate would decrease the accumulated postretirement benefit obligation and the aggregate of the service and interest cost components of the postretirement benefits expense by $1.8 million and $0.2 million, respectively.

12. Retirement Plans

The Company established the Smith International, Inc. 401(k) Retirement Plan (the "Plan") for the benefit of all eligible employees. Employees may voluntarily contribute up to 12 percent of compensation, as defined, to the Plan. The Company makes retirement, matching and, in certain cases, discretionary matching contributions to each participant's account under the Plan. Participants receive a full match of the first 1½ percent of their contributions along with a retirement contribution ranging from two percent to six percent of their qualified compensation. In addition, the Board of Directors may provide discretionary matching contributions based upon financial performance to participants who are employed by the Company on December 31.

M-I has a Company Profit-Sharing and Savings Plan (the "M-I Plan") under which participating employees may contribute up to 12 percent of their compensation, as defined. Under the terms of the M-I Plan, qualified employees are eligible to receive basic, matching and profit-sharing contributions with the approval of the Employee Benefits Committee, and in certain instances, the Board of Directors. Participants are eligible to receive a basic contribution equal to three percent of qualified compensation, and a full match of the first 1½ percent of their contributions. In addition, the Board of Directors may provide discretionary profit-sharing contributions based upon financial performance to participants who are employed by M-I on December 31.

The Company recognized expense totaling $25.5 million, $20.7 million and $12.4 million in 2001, 2000 and 1999, respectively, related to Company contributions to the plans.

Certain of the Company's subsidiaries sponsor various defined contribution plans. The Company's contributions under these plans for each of the three years in the period ended December 31, 2001, were immaterial.

13. Industry Segments and International Operations

The Company manufactures and markets premium products and services to the oil and gas exploration and production industry, the petrochemical industry and other industrial markets. The Company aggregates its operations into two reportable segments: Oilfield Products and Services and Distribution. The Oilfield Products and Services segment consists of three business units: M-I, which provides drilling and completion fluid systems and services, solids-control and separation equipment and waste-management services; Smith Bits, which manufactures and sells three-cone and diamond drill bits; and Smith Services, which manufactures and markets products and services used for drilling, workover, well completion and well re-entry operations.

The Distribution segment consists of one business unit: Wilson, which markets pipe, valves, fittings, mill, safety and other maintenance products to energy and industrial markets.

The principal markets for these segments include all major oil and gas producing regions of the world including North America, Latin America, Europe/Africa, the Middle East and the Far East. The Company's customers include major multinational, independent and national, or state-owned, oil companies. In addition, the Company provides products and services to customers in the petrochemical and chemical industries and other industrial markets.

The following table presents financial information for each reportable segment:

	2001	2000	1999
Revenues:			
Oilfield Products and Services	$ 2,424,131	$ 1,855,126	$ 1,309,539
Distribution	1,127,078	905,888	496,614
	$ 3,551,209	$ 2,761,014	$ 1,806,153
Income Before Interest and Taxes:			
Oilfield Products and Services	$ 354,614	$ 188,017	$ 70,630
Distribution	22,893	16,655	178
General corporate	(5,997)	(5,646)	(5,275)
Non-recurring items	–	–	83,999
	$ 371,510	$ 199,026	$ 149,532
Non-Recurring Items (See Note 3):			
Oilfield Products and Services	$ –	$ –	$ 83,999
Distribution	–	–	–
	$ –	$ –	$ 83,999
Capital Expenditures:			
Oilfield Products and Services	$ 118,350	$ 85,225	$ 52,013
Distribution	7,173	7,219	4,776
General corporate	2,119	2,137	385
	$ 127,642	$ 94,581	$ 57,174
Depreciation and Amortization:			
Oilfield Products and Services	$ 84,311	$ 72,379	$ 70,583
Distribution	7,687	7,588	4,953
General corporate	897	721	501
	$ 92,895	$ 80,688	$ 76,037
Total Assets:			
Oilfield Products and Services	$ 2,250,332	$ 1,829,908	$ 1,499,735
Distribution	386,986	367,220	281,970
General corporate	98,510	98,159	112,870
	$ 2,735,828	$ 2,295,287	$ 1,894,575

The following table presents consolidated revenues by country:

	2001	2000	1999
United States	$ 1,829,378	$ 1,349,812	$ 834,783
Canada	400,124	380,316	204,956
Norway	174,576	133,068	86,784
Venezuela	109,791	92,294	60,383
United Kingdom	101,230	84,102	84,115
Other	936,110	721,422	535,132
	$ 3,551,209	$ 2,761,014	$ 1,806,153

The following table presents the net long-lived assets by country:

	2001	2000	1999
United States	$ 287,630	$ 226,693	$ 210,783
Canada	29,012	33,974	36,679
Norway	12,074	11,565	11,292
Venezuela	14,926	16,336	16,665
United Kingdom	12,766	12,265	14,434
Other	132,089	108,215	91,229
	$ 488,497	$ 409,048	$ 381,082

The Company's revenues are derived principally from uncollateralized sales to customers in the oil and gas industry, the petrochemical industry and other industrial markets. This industry concentration has the potential to impact the Company's exposure to credit risk, either positively or negatively, because customers may be similarly affected by changes in economic or other conditions. The creditworthiness of this customer base is strong, and the Company has not experienced significant credit losses on such receivables.

The Company's expenditures for research and engineering activities are attributable to the Company's Oilfield Products and Services segment and totaled $50.8 million in 2001, $42.4 million in 2000 and $39.0 million in 1999.

14. Commitments and Contingencies

Leases

The Company routinely enters into operating and capital leases for certain of its facilities and equipment. Amounts related to assets under capital lease were immaterial for the periods presented. Rent expense totaled $51.4 million, $39.4 million and $30.6 million in 2001, 2000 and 1999, respectively.

Future minimum payments under non-cancelable operating leases having initial terms of one year or more are as follows:

	Amount
2002	$ 31,247
2003	23,033
2004	16,725
2005	12,359
2006	9,416
2007 through 2011	18,219
Thereafter	20,311
	$131,310

In the normal course of business, the Company enters into lease agreements with cancellation provisions as well as agreements with initial terms of less than one year. The costs related to these leases have been reflected in rent expense but have been appropriately excluded from the future minimum payments presented above.

Standby Letters of Credit

From time to time, the Company issues standby letters of credit and bid and performance bonds. At December 31, 2001, the Company had $35.2 million of these instruments outstanding, primarily performance bonds, of which $27.8 million expire in 2002. Management does not expect any material amounts to be drawn on these instruments.

Insurance

The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected to retain a portion of losses that occur through the use of deductibles and retentions under its insurance programs. Amounts in excess of the self-insured retention levels are fully insured to limits believed appropriate for the Company's operations. Self-insurance accruals are based on claims filed and an estimate for claims incurred but not reported. While management believes that amounts accrued in the accompanying consolidated financial statements are adequate for expected liabilities arising from the Company's portion of losses, estimates of these liabilities may change as circumstances develop.

Litigation

The Company is a defendant in various legal proceedings arising in the ordinary course of business. In the opinion of management, these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Environmental

The Company routinely establishes and reviews the adequacy of reserves for estimated future environmental clean-up costs for properties currently or previously operated by the Company. Although the Company believes it is in substantial compliance with environmental protection laws, estimating the costs of compliance with these regulations is difficult considering the continual changes in environmental legislation.

In connection with most business acquisitions, the Company obtains contractual indemnifications from the seller related to environmental matters. These indemnifications generally provide for the reimbursement of environmental clean-up costs incurred by the Company for events occurring or circumstances existing prior to the purchase date, whether the event or circumstance was known or unknown at that time. A substantial portion of the Company's total environmental exposure is associated with its M-I operations, which are subject to various indemnifications from former owners.

While actual future environmental costs may differ from estimated liabilities recorded at December 31, 2001, the Company does not believe that these differences will have a material impact on the Company's financial position or results of operations, subject to the indemnifications in place. In the unlikely event that the parties providing indemnifications do not fulfill their obligations, such event could result in the recognition of up to $25.0 million in additional environmental exposure, impacting earnings and cash flows in future periods.

15. Subsequent Event

Subsequent to December 31, 2001, the Argentine government issued a decree that eliminated the U.S. dollar as Argentina's monetary benchmark and converted U.S. dollar-denominated obligations to peso-denominated obligations using mandated conversion rates. The Company's operations in Argentina are U.S. dollar-functional, with the majority of sales to customers invoiced in U.S. dollars. While the Company does not anticipate that this event will have a material adverse effect on the Company's consolidated financial position or results of operations, there can be no assurance that economic conditions in Argentina will not worsen, which could impact future earnings.

16. Quarterly Information (Unaudited)

(In thousands, except per share data)	First	Second	Third	Fourth	Year
2001					
Revenues	**$ 865,311**	**$ 872,389**	**$ 909,682**	**$ 903,827**	**$3,551,209**
Gross profit	**246,089**	**258,936**	**273,056**	**267,723**	**1,045,804**
Net income	**34,218**	**37,682**	**42,066**	**38,179**	**152,145**
Basic earnings per share	**0.69**	**0.75**	**0.84**	**0.77**	**3.06**
Diluted earnings per share	**0.68**	**0.75**	**0.84**	**0.77**	**3.03**
2000					
Revenues	$ 625,432	$ 657,229	$ 718,470	$ 759,883	$2,761,014
Gross profit	161,483	174,335	195,352	213,999	745,169
Net income	11,323	14,974	20,474	26,029	72,800
Basic earnings per share	0.23	0.30	0.41	0.52	1.47
Diluted earnings per share	0.23	0.30	0.41	0.52	1.45

Five-Year Financial Record

Years Ended December 31,	2001	2000	1999	1998	1997
(In thousands, except per share, ratio and market price data)					
Statement of Operations Data					
Revenues:					
M-I	$ 1,627,600	$ 1,236,999	$ 842,214	$ 1,014,449	$ 1,001,048
Smith Bits	398,204	328,192	240,109	308,263	328,112
Smith Services	398,327	289,935	227,216	323,456	295,498
Wilson	1,127,078	905,888	496,614	472,547	543,294
Total Revenues	$ 3,551,209	$ 2,761,014	$ 1,806,153	$ 2,118,715	$ 2,167,952
Gross profit	$ 1,045,804	$ 745,169	$ 467,940	$ 629,059	$ 652,599
Operating expenses	674,294	546,143	318,408	503,750	403,653
Income before interest and taxes	371,510	199,026	149,532	125,309	248,946
Interest expense, net	42,464	34,895	38,773	43,371	28,991
Income tax provision	106,397	54,998	47,865	26,279	59,109
Minority interests	70,504	36,333	6,170	21,590	39,517
Net income	$ 152,145	$ 72,800	$ 56,724	$ 34,069	$ 121,329
Common Shares Outstanding:					
Actual at year-end, net of treasury shares	49,402	49,763	48,930	48,137	47,560
Weighted average – diluted basis	50,224	50,302	49,190	48,341	48,083
Earnings per share – diluted basis	$ 3.03	$ 1.45	$ 1.15	$ 0.70	$ 2.52
Balance Sheet Data					
Current assets	$ 1,523,031	$ 1,310,003	$ 1,054,780	$ 997,155	$ 1,073,353
Current ratio	2.29	2.04	2.31	1.44	2.27
Total assets	$ 2,735,828	$ 2,295,287	$ 1,894,575	$ 1,758,988	$ 1,672,499
Current liabilities	666,004	642,804	457,318	693,300	473,372
Total debt	687,535	540,667	397,431	714,076	463,102
Stockholders' Equity:					
Total	$ 949,159	$ 817,481	$ 720,220	$ 634,034	$ 572,045
Per share	19.21	16.43	14.72	13.17	12.03
Other Data					
Depreciation and amortization	$ 92,895	$ 80,688	$ 76,037	$ 70,316	$ 58,553
Operating cash flow[(a)]	358,700	216,817	124,449	256,342	253,057
Capital expenditures, net	109,414	77,876	38,852	102,761	98,679
Return on stockholders' equity[(b)]	17.2%	9.5%	1.7%	5.6%	23.6%
Debt-to-total capitalization	32.3%	31.1%	27.7%	52.6%	37.3%
Market price range:					
High	$ 84.52	$ 88.50	$ 52.06	$ 64.50	$ 87.88
Low	32.30	45.00	23.56	17.25	38.50

(a) Operating cash flow is computed as earnings before interest, taxes, depreciation and amortization after reduction for the portion of the respective amounts allocable to minority interest partners. The 1999 and 1998 amounts exclude the impact of non-recurring charges and credits.

(b) Excludes impact of non-recurring charges and credits in 1999 and 1998.

Corporate Information

Board of Directors

Doug Rock
Chairman of the Board and Chief Executive Officer of the Company

Benjamin F. Bailar
Dean and H. Joe Nelson, III Professor of Administration Emeritus, Jesse H. Jones Graduate School of Administration, Rice University

G. Clyde Buck
Senior Vice President and Managing Director Corporate Finance, Sanders Morris Harris Inc.

Loren K. Carroll
Executive Vice President of the Company

James R. Gibbs
Chairman of the Board, President and Chief Executive Officer of Frontier Oil Corporation

Jerry W. Neely
Former Chairman of the Board and Chief Executive Officer of Smith International, Inc.

Wallace S. Wilson
Former Chairman of the Board, President and Chief Executive Officer of Wilson Industries, Inc.

Executive Officers

Doug Rock
Chairman of the Board and Chief Executive Officer

Loren K. Carroll
Executive Vice President

Margaret K. Dorman
Senior Vice President, Chief Financial Officer and Treasurer

Neal S. Sutton
Senior Vice President – Administration, General Counsel and Secretary

Operating Officers

Roger A. Brown
President, Smith Bits

Loren K. Carroll
President and Chief Executive Officer, M-I

John J. Kennedy
President and Chief Executive Officer, Wilson

Richard A. Werner
President, Smith Services

Corporate Officers

Alan Simpson
Vice President, Human Resources

Earl M. Springer
Vice President, Business Development

Brian E. Taylor
Vice President and Controller

Geri D. Wilde
Vice President, Taxes and Assistant Treasurer

Corporate Headquarters

Smith International, Inc.
Post Office Box 60068
Houston, Texas 77205-0068
Tel: 281-443-3370
Fax: 281-233-5199
800-US-SMITH
Website: www.smith.com

Investor Relations Contact

Copies of the annual report, quarterly reports and other Company literature may be obtained by writing or calling Margaret K. Dorman, Senior Vice President, Chief Financial Officer and Treasurer.

Annual Meeting

The Company's Annual Meeting of Stockholders will be held at 9:00 a.m. on Wednesday, April 24, 2002, at 700 King Street, Wilmington, Delaware.

Common Stock Listings

New York Stock Exchange, Inc., New York, New York
Pacific Exchange, Inc., Los Angeles and San Francisco, California
Trading Symbol: SII

Transfer Agent and Registrar

Equiserve Trust N.A.
Post Office Box 2500
Jersey City, New Jersey 07303
800-756-8200
Website: www.equiserve.com

SMITH INTERNATIONAL, INC.

Post Office Box 60068
Houston, Texas 77205-0068